  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON              ,

                                                           REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------
                             INTERIM SERVICES INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                 36-3536544
       (State of incorporation)                        (IRS E.I.N.)

                            2050 SPECTRUM BOULEVARD
                   FORT LAUDERDALE, FL 33309, (954) 938-7600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              JOHN B. SMITH, ESQ.
                             SENIOR VICE PRESIDENT
                            2050 SPECTRUM BOULEVARD
                           FORT LAUDERDALE, FL 33309
                                 (954) 938-7600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ----------------

                                   COPIES TO:

      KENDRICK T. WALLACE, ESQ.                 EDWIN D. WILLIAMSON, ESQ.
            BRYAN CAVE LLP                         SULLIVAN & CROMWELL
     1200 MAIN STREET, SUITE 3500              1701 PENNSYLVANIA AVE., N.W.
        KANSAS CITY, MO 64105                     WASHINGTON, D.C. 20006
            (816) 374-3200                            (202) 956-7500

                                ----------------

    AS SOON AS POSSIBLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
       (Approximate date of commencement of proposed sale to the public)
                                ----------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                ----------------

                        CALCULATION OF REGISTRATION FEE

                                                             PROPOSED           PROPOSED
                                                              MAXIMUM            MAXIMUM
        TITLE OF EACH CLASS                AMOUNT         OFFERING PRICE        AGGREGATE          AMOUNT OF
          OF SECURITIES BE                  TO BE               PER             OFFERING         REGISTRATION
             REGISTERED               REGISTERED (1)(2)      SHARE (2)          PRICE (2)           FEE (2)
Common Stock, Par Value $.01 Per          4,885,000
 Share..............................  Shares...........        38.00          $185,630,000        $64,011.00

(1) Includes 637,106 shares of Common Stock subject to the Underwriters over-allotment option.
(2) Estimated solely for calculating the registration fee pursuant to Rule 457(c). As of July 26, 1996, the average of the bid and ask price of the Common Stock as reported on the Nasdaq National Market was 38.00.
                                ----------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

               SUBJECT TO COMPLETION, DATED                , 1996

                                          SHARES

                                     [LOGO]
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                              -------------------

    Of the           shares of Common Stock offered,           shares are  being
offered  hereby in the United States and           shares are being offered in a
concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

    Of the           shares of Common Stock offered,           shares are  being
sold by the Company and 300,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

    The last reported sale price of the Common Stock, which is quoted under the symbol "INTM", on the Nasdaq National Market on July , 1996 was $ per share. Effective August 7, 1996, the Company's Common Stock will be listed on the New York Stock Exchange under the symbol "IS". See "Price Range of Common Stock".

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                               -----------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
  AND   EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS
    THE  SECURITIES  AND  EXCHANGE   COMMISSION  OR  ANY  STATE   SECURITIES
     COMMISSION  PASSED UPON THE  ACCURACY OR ADEQUACY  OF THIS PROSPECTUS.
             ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                                                  INITIAL PUBLIC   UNDERWRITING     PROCEEDS TO     PROCEEDS TO SELLING
                                                  OFFERING PRICE   DISCOUNT (1)     COMPANY (2)       STOCKHOLDERS(2)
                                                 ----------------  -------------  ----------------  -------------------
Per Share......................................         $                $               $          $
Total (3)......................................         $                $               $          $

- --------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(2) Before deducting estimated expenses of $         payable by the Company  and
    $         payable by the Selling Stockholders.
(3)  The Company  has granted  the U.S.  Underwriters an  option for  30 days to
    purchase up to an additional          shares at the initial public  offering
    price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International
    Underwriters a similar option with respect to          shares as part of the
    concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds
    to the Company will be $          , $         and $          , respectively.
    See "Underwriting".

                              -------------------

    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
            , 1996 against payment therefor in immediately available funds.

                              -------------------

GOLDMAN, SACHS & CO.                                       ROBERT W. BAIRD & CO.
                                                           Incorporated

               The date of this Prospectus is            , 1996.

                              [INSIDE COVER PAGE]

                                 [MAP TO COME]

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET, SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND THE SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. REFERENCES TO THE COMPANY'S "SALES" IN THIS PROSPECTUS REFER TO THE AGGREGATE SYSTEM-WIDE SALES OF ALL COMPANY-OWNED, FRANCHISED AND LICENSED OFFICES. SALES DATA OF THE COMPANY'S FRANCHISED OFFICES USED IN DETERMINING SALES ARE DERIVED FROM REPORTS PROVIDED BY THE FRANCHISEES AND ARE NOT AUDITED. REFERENCES TO THE COMPANY'S "REVENUES" INCLUDE SALES FROM COMPANY-OWNED AND LICENSED OFFICES AND ROYALTIES AND OTHER INCOME FROM FRANCHISED OFFICES.

                                  THE COMPANY

    Interim Services Inc. ("Interim" or the "Company") is a leader in providing a comprehensive range of customized staffing solutions, including flexible staffing, home care, full-time placement, consulting and other value-added services on a national basis to businesses, professional and service organizations, governmental agencies, health care facilities and individuals. As of March 29, 1996, the Company operated through a network of 958 offices in the U.S., Canada and the United Kingdom. Management believes that, based on system-wide sales, the Company is the fourth largest provider of staffing services in the United States and is the seventh largest provider in the world.

    The Company provides commercial and health care services through two divisions, each offering numerous specialized skills. The Commercial Services Division is divided into two units, Commercial Staffing and Professional Services, which currently represent approximately 50% and 30% of total Company revenues, respectively. Commercial Staffing fulfills client requirements for temporary clerical and light industrial skills, in addition to temporary and permanent workforce management. Professional Services offers consulting and staffing services in the areas of information technology ("IT"), legal, accounting, search and human resources. The HealthCare Division provides physicians, nurses, therapists, home health aides and home companions and currently represents approximately 20% of total Company revenues.

BUSINESS STRATEGY

    The Company's goal is to drive revenue and earnings growth by providing the most innovative human resource solutions worldwide. The Company's strategy emphasizes broad geographic coverage, a comprehensive range of services and customized client solutions. Management believes that the Company's proven earnings performance, brand identity, aggressive growth strategy and entrepreneurial operating environment are key competitive advantages. The following details the major elements of the Company's strategy.

    INCREASE REVENUE THROUGH OFFICE EXPANSION. The Company maintains an aggressive growth strategy which includes establishing Company-owned branches, adding licensed and franchised offices and making strategic acquisitions. This diversified growth strategy provides Interim with significant flexibility in evaluating alternative methods for expansion. Since the initial public offering of the Company's Common Stock in January 1994 (the "IPO"), the Company has increased its office base approximately 35% through the addition of 91 greenfield offices and 69 franchised offices and the acquisition of 90 offices with approximately $250 million in revenues.

    DISPROPORTIONATELY GROW PROFESSIONAL SERVICES. As part of its acquisition focus, Interim plans to continue to target disproportionate growth in its Professional Services businesses, as these offer higher margins than traditional staffing and provide numerous opportunities to cross-sell other services. The merger with Brandon Systems Corporation, an IT consulting and staffing company, is the most recent and significant such acquisition to date. Since the IPO, approximately $210 million of the $250 million in acquired revenues has been in Professional Services.

    LEVERAGE COMMON BRAND IDENTITY. Interim is the only national staffing company which provides commercial, professional and health care services under the same brand name (e.g., Interim HealthCare, Interim Technology, Interim Accounting Professionals). This common brand identity facilitates closer client relationships and cross-selling of services.

    PROVIDE INNOVATIVE VALUE-ADDED CLIENT SOLUTIONS. Interim is committed to developing innovative human resource solutions to meet the evolving needs of its clients and providing quality care for its patients. For example, in 1993 Interim pioneered the concept of dedicated, on-site workforce management with Interim On-Premise ("On-Premise").

    DELIVER SERVICES THROUGH SPECIALIZED OFFICES. Each of the Company's offices is focused on providing staff with a particular skill set to meet customer needs. It has been the Company's experience that clients prefer dealing with an office that "speaks their language" and understands their staffing requirements.

    SUPPORT ENTREPRENEURIAL ENVIRONMENT. All Interim managers are compensated based on profits generated within their scope of responsibility. Management believes the Company's decentralized approach provides strong incentives to manage expenses and increase profits at each office and results in a creative and committed management team.

THE FLEXIBLE STAFFING INDUSTRY

    In 1995, STAFFING INDUSTRY REPORT estimated that temporary staffing industry revenues would be approximately $41 billion and that, from 1991 to 1995, such revenues would have grown at a compound annual rate of approximately 17.5%. Demand for staffing services has grown significantly as businesses continue to increase reliance on temporary personnel in order to manage personnel costs and meet fluctuating staffing requirements. In addition, many companies use flexible staffing to reduce administrative overhead by outsourcing operations that are not part of their core business competencies.

    The flexible staffing industry is highly fragmented and is currently experiencing a trend toward consolidation. The key forces driving consolidation include the growth of regional or national contracts, expansion of professional specialties and the need for sophisticated management information systems. Smaller staffing companies that have limited capital and management resources are finding it increasingly difficult to compete.

                                  THE OFFERING

Common Stock offered by the Company:
  U.S. Offering.........................................  shares
  International Offering................................  shares
      Total (1).........................................  shares
Common Stock offered by the Selling Stockholders:
  U.S. Offering.........................................  shares
  International Offering................................  shares
      Total (2).........................................  300,000 shares
Total Common Stock to be outstanding after the
 Offering (1)(3)........................................  shares
Nasdaq National Market Symbol (4).......................  INTM
Use of Proceeds.........................................  Repayment of debt and general corporate purposes including
                                                          acquisitions

- --------------
(1) Does  not  include        shares of  Common Stock  that  are subject  to the
    over-allotment options granted by the Company to the Underwriters. See "Underwriting".

(2) See "Selling Stockholders".

(3) For information regarding Common Stock issuable upon exercise of outstanding options, see footnote (1) to "Capitalization". As of June 28, 1996, the Company had 15,464,351 shares of Common Stock outstanding.

(4) Effective August 7, 1996, the Company's Common Stock will be listed on the New York Stock Exchange under the symbol "IS".

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The Company's 52/53 week fiscal year ends on the last Friday of December. Fiscal years 1993, 1994 and 1995 ended on December 24, December 30 and December 29, respectively. The Company completed a merger with Brandon Systems Corporation ("Brandon") on May 23, 1996, whereby 4,401,146 outstanding shares of Brandon and 235,900 Brandon stock options were exchanged for 3,872,690 shares of Interim Common Stock and 207,592 Interim stock options (the "Brandon Merger"). This transaction was accounted for as a pooling-of-interests and accordingly the historical information has been restated for all periods prior to the Brandon Merger.

    Brandon's fiscal year ended on the Sunday nearest to the end of the month of September. For restatement purposes, Brandon's historical information has been converted to a calendar year end to coincide with the Company's fiscal year.

                                                                                            THREE MONTHS ENDED
                                               FISCAL YEAR ENDED DECEMBER,                        MARCH,
                                 --------------------------------------------------------  --------------------
                                   1991       1992        1993      1994 (1)      1995       1995       1996
                                 ---------  ---------  ----------  ----------  ----------  ---------  ---------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

System-wide Sales (2)..........  $ 904,994  $ 973,099  $1,085,759  $1,279,339  $1,494,260  $ 342,317  $ 423,392
                                 ---------  ---------  ----------  ----------  ----------  ---------  ---------
                                 ---------  ---------  ----------  ----------  ----------  ---------  ---------
Revenues:
  Commercial Services Division
    Commercial Staffing........  $ 234,773  $ 281,982  $  347,189  $  431,347  $  515,454  $ 115,782  $ 135,976
    Professional Services......     43,967     55,785      79,691      99,936     138,140     27,945     71,454
  HealthCare Division..........    138,215    135,956     143,209     165,614     205,719     48,845     55,932
  Other Income.................      3,114      3,740       4,171       7,799       4,934      1,080      1,363
                                 ---------  ---------  ----------  ----------  ----------  ---------  ---------
Total Revenues.................  $ 420,069  $ 477,463  $  574,260  $  704,696  $  864,247  $ 193,652  $ 264,725
Total Expenses (3).............    402,946    457,125     549,846     669,212     822,443    185,187    254,889(4)
                                 ---------  ---------  ----------  ----------  ----------  ---------  ---------
Earnings Before Taxes..........  $  17,123  $  20,338  $   24,414  $   35,484  $   41,804  $   8,465  $   9,836
Taxes on Earnings (3)..........      8,260      9,855      11,564      16,028      18,071      3,773      4,347
                                 ---------  ---------  ----------  ----------  ----------  ---------  ---------
Net Earnings...................  $   8,863  $  10,483  $   12,850  $   19,456  $   23,733  $   4,692  $   5,489
                                 ---------  ---------  ----------  ----------  ----------  ---------  ---------
                                 ---------  ---------  ----------  ----------  ----------  ---------  ---------
Net Earnings Per Share (5).....  $    0.64  $    0.76  $     0.93  $     1.26  $     1.52  $    0.30  $    0.35
Net Earnings Per Share
 (excluding merger expenses)...                                                                       $    0.36
Weighted Average Shares........     13,832     13,846      13,873      15,391      15,662     15,649     15,839
System-wide Offices (6)........        677        674         728         796         940        821        958

- ------------------
(1)  The  1994  fiscal year  contained 53  weeks. All  other years  contained 52 weeks.
(2) Includes sales of all Company-owned, franchised and licensed offices. Sales data for franchised offices are derived from reports provided by franchisees, which are not audited.

(3) Prior to September 25, 1993, the Company's working capital and acquisition financing were provided by H&R Block, Inc. ("Block"). There was no interest charged on intercompany debt. In conjunction with the IPO, effective September 25, 1993, Block formalized this arrangement by (i) providing a revolving credit facility in the amount of $20,000 to fund the operating requirements of the Company; (ii) converting $30,000 of intercompany indebtedness on such date to a term loan and (iii) contributing $51,289 to the capital of the Company. The earnings data for fiscal 1991, 1992 and 1993 give effect to this arrangement as if it occurred at the beginning of the periods. Interest expense has been computed at 6% and income taxes at the statutory rate.

(4)  Includes merger expenses of $417.

(5) No cash dividend has ever been paid by Interim. However, prior to the Brandon Merger, Brandon paid cash dividends.

(6)  At end of period.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN SHARES OF THE COMMON STOCK OFFERED HEREBY.

COMPETITIVE MARKET

    The flexible staffing industry is highly competitive with limited barriers to entry. The Company competes in national, regional and local markets with full service agencies and with specialized staffing service agencies and home care providers. The majority of competitors are significantly smaller than the Company. However, several competitors have greater marketing and financial resources than those of the Company. The Company expects the level of competition to remain high in the future. See "Description of Operations -- Competition".

ABILITY TO GROW AND MANAGE GROWTH

    The Company has experienced significant growth in the past through the acquisition of existing businesses and the opening of new offices, as well as through licensing and franchising. The ability of the Company to continue to grow and to manage its growth will depend on a number of factors, including existing and emerging competition for acquisitions, the availability of capital, and the Company's ability to successfully recruit and train staff. There can be no assurance that the Company will continue to be able to establish and expand its market presence or successfully identify suitable acquisition candidates and/or complete the acquisitions on terms favorable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Business Strategy".

RELIANCE ON KEY PERSONNEL

    The Company is highly dependent on its management. The continued success of the Company will depend in large part on the abilities and continued services of Raymond Marcy, its President and Chief Executive Officer, and certain other officers and key employees. The loss of Mr. Marcy or other officers and key employees could have a material adverse effect on the Company's operations.

INFORMATION TECHNOLOGY TRENDS

    Growth in the use of flexible staffing in the IT area in recent years has been driven largely by rapid technological advances. As the sophistication and complexity of business information systems increase, and as the general corporate trend toward downsizing continues, businesses are increasingly turning to specialized, outside technical personnel to support their IT operations. The success of the Company in the IT area depends in large part on its ability to keep pace with existing technology, predict new technological advancements and recruit and train based on these trends. See "Description of Operations -- Commercial Services Division".

HEALTH CARE COMPETITION

    The Company faces increasing competition in health care staffing from providers such as hospitals, other primary care institutions and stand-alone home care agencies. As it becomes evident that home care is an efficient substitute to hospital care, hospitals are experiencing pressure to integrate the home care services that their doctors may otherwise refer to outsiders. Today more than half of U.S. hospitals offer home care, according to the American Hospital Association ("AHA"). Although federal law imposes significant restrictions on the ability of physicians employed by a hospital to refer patients to a home health agency owned by or affiliated with the hospital, the AHA is lobbying for a moratorium on the law and the Health Care Financing Administration has been slow to undertake enforcement activities. The growth of hospital-owned home care agencies and the potential for self-referral business could hinder the growth of the HealthCare Division.

DEPENDENCE ON AVAILABILITY OF QUALIFIED PERSONNEL

    The Company depends upon its ability to attract qualified personnel who possess the skills and experience necessary to meet the staffing requirements of its clients. The Company must continually evaluate and upgrade its base of available qualified personnel to keep pace with changing client needs and emerging technologies. Competition for individuals with proven professional skills is intense. See "Description of Operations -- Commercial Services Division" and "-- HealthCare Division".

EFFECT OF FLUCTUATIONS IN THE GENERAL ECONOMY

    Demand for traditional flexible staffing is significantly affected by the general level of economic activity. When economic activity increases, flexible staff are often added before full-time employees are hired. In addition, in the early stages of a recovery, before employment returns to previous levels, it is easier to hire employees for placement on a temporary basis. However, as economic activity slows, many companies reduce their usage of flexible staff before undertaking layoffs of their regular employees. While traditionally the demand for the health care services of the Company has not been directly affected by the overall state of the economy, the Company's HealthCare Division may in the future be affected by decreases in economic activity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Cyclicality of Business".

EMPLOYER RISKS

    Flexible staffing providers employ and place people in the workplace of other businesses. Attendant risks of such activity which could increase the Company's cost of doing business include possible claims of discrimination and harassment, employment of illegal aliens, errors and omissions by the Company's flexible staff, particularly for the acts of temporary professionals (e.g., accountants and attorneys), misuse or misappropriation of client funds or proprietary information, and other similar claims. While the Company maintains insurance coverage for general liability, errors and omissions and employee theft, such insurance coverage may not be adequate in scope or amount to cover any such liability.

GOVERNMENTAL REGULATION

    A number of states have adopted laws regulating companies that provide health care services which could adversely affect the Company's profit margins. In many of the states with such laws, the Company need only be licensed. However, in 20 states, home care providers must receive a certificate of need ("CON") from the state. CON laws restrict the types of care that may be provided and can limit or prohibit a company's ability to provide certain services and to establish or expand its operations within such state. CON requirements and restrictions vary substantially from state to state. See "Description of Operations -- Governmental Regulations".

FRANCHISING RISKS

    Approximately 44% of system-wide sales, representing approximately 3% of Company revenues, were derived from franchised operations in 1995. Moreover, the largest 10 franchisees (based on sales volume) accounted for 20% of system-wide sales in 1995. Franchisees may leave the franchise system at the end of the term of their franchise agreements and have occasionally terminated their franchise agreements before the end of the agreement term. While the Company's agreements contain non-competition covenants, such covenants may not be enforceable nor prevent the loss of sales. See "Description of Operations -- Office Structure".

INSURANCE

    The Company is required to pay unemployment insurance premiums and workers' compensation costs for its flexible staff. Unemployment insurance premiums have continued to increase for employers as a result of increased levels of unemployment and the extension of periods of time for which benefits are available. Workers' compensation costs have continued to increase as states have raised benefit levels and liberalized allowable claims. In addition, the Company's cost of providing health benefits could increase as the result of future health care reforms. Specifically, certain federal and state legislative proposals have included provisions requiring employers to extend health insurance benefits to flexible staff who do not presently receive such benefits. Future results of operations could be adversely affected if the Company is not able to increase the fees charged to its clients to absorb the increased costs related to unemployment insurance, workers' compensation, or employer-paid health insurance benefits that must be extended to flexible staff. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

STOCK PRICE VOLATILITY

    The price of the Company's Common Stock has increased significantly since its IPO in January 1994. The market price of the Common Stock could be subject to significant fluctuations in response to operating results of the Company, changes in general conditions in the economy, the financial markets, the staffing industry or other developments affecting the Company, its competitors, or clients which may be unrelated to the Company's performance. See "Price Range of Common Stock".

ANTI-TAKEOVER CONSIDERATIONS

    The Company's Restated Certificate of Incorporation and the Delaware General Corporation Law contain certain provisions that are intended to make it more difficult for a party to acquire, and/or to discourage a party from attempting to acquire, control of the Company without approval of the Company's Board of Directors. In addition, the Company's Board of Directors has adopted a shareholder's rights plan. The foregoing may discourage unsolicited tender offers or other bids for the Company's Common Stock at a premium over the prevailing market price. In addition, the requirement that a change of control of the Company be approved by the Public Health Council of the New York State Department of Public Health may have a similar effect. See "Description of Operations -- Governmental Regulation".

                                  THE COMPANY

    The Company was founded in 1946 to provide temporary industrial staffing services. Nursing and home care services were added in 1966. On August 16, 1978, the Company, then known as Personnel Pool of America, Inc., was acquired by H&R Block, Inc. ("Block"). On January 22, 1991, Block acquired another temporary service business, Interim Systems Corporation ("ISC"). At the time of the acquisition, ISC was providing clerical, light industrial and health care personnel through 178 branch offices in 20 states and three Canadian provinces. The businesses of the Company and ISC were combined on December 31, 1991. On June 15, 1992, the Company changed its name to "Interim Services Inc.".
    On January 27, 1994, Block completed the sale at $20 per share of 10 million shares of Interim, its entire holding. Since its IPO, the Company has acquired 12 flexible staffing companies including five in 1994, five in 1995 and two companies thus far in 1996.

    The Company is a Delaware corporation whose corporate headquarters are located at 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309. The Company's telephone number is (954) 938-7600.

                                USE OF PROCEEDS

    The net proceeds to the company from the Offering are estimated to be approximately $ million (approximately $ million if the Underwriters' over-allotment option is exercised in full). Approximately $ million of such proceeds will be used to repay principal and interest under the Company's Credit Facilities (as defined below) with the remainder to be used for general corporate purposes including future acquisitions. To the extent the Underwriters' over-allotment option is exercised, net proceeds from such exercise will also be used for general corporate purposes including future acquisitions. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

    The Company maintains a $150.0 million committed senior revolving credit agreement and has also established short-term, unsecured, uncommitted lines of credit with certain banks (collectively, the "Credit Facilities"). The Company utilizes the Credit Facilities to fund acquisitions, to supply working capital and to provide for general corporate needs. As of March 29, 1996, the total outstanding debt under all of the Company's Credit Facilities was $113.9 million with an effective interest rate of 6.07%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Company Financing".

                          PRICE RANGE OF COMMON STOCK

    Since January 27, 1994, the Common Stock has been traded on the Nasdaq National Market under the symbol "INTM". Effective August 7, 1996, the Company's Common Stock will be listed on the New York Stock Exchange under the symbol "IS". The following table sets forth for the periods indicated the high and low closing prices of the Common Stock as reported by the Nasdaq National Market.

                                                                                                HIGH        LOW
                                                                                              ---------  ---------
1994
First Quarter (from January 27, 1994).......................................................  $  27 1/8  $  23 1/4
Second Quarter..............................................................................     27 1/4     22 1/8
Third Quarter...............................................................................     25 1/8     21 3/8
Fourth Quarter..............................................................................     26 1/8     22 1/2
1995
First Quarter...............................................................................  $  29 3/4  $  23 1/4
Second Quarter..............................................................................         31     23 1/8
Third Quarter...............................................................................     28 1/8     23 5/8
Fourth Quarter..............................................................................     35 3/8     26 1/2
1996
First Quarter...............................................................................  $  40 3/4  $  34 1/4
Second Quarter..............................................................................     50 1/4     34 3/4
Third Quarter (through July   , 1996).......................................................

    On July   1996, the closing price of the Common Stock on the Nasdaq National
Market was $     . As of  June 28, 1996, there  were 609 Common Stockholders  of record.

                                DIVIDEND POLICY

    No cash dividend or other cash distribution with respect to the Company's Common Stock has ever been paid by the Company, although Brandon paid cash dividends prior to the Brandon Merger. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 29, 1996 and as adjusted to reflect the sale of shares of Common Stock by the Company at the public offering price of $ per share and the application of the net proceeds therefrom. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Company Financing". The table should be read in conjunction with the selected financial information, the supplemental consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

                                                                                               MARCH 29, 1996
                                                                                           ----------------------
                                                                                                           AS
                                                                                             ACTUAL     ADJUSTED
                                                                                           -----------  ---------
                                                                                               (IN THOUSANDS)
Cash, cash equivalents and marketable securities.........................................  $    17,849  $
                                                                                           -----------  ---------
                                                                                           -----------  ---------

Short-term debt..........................................................................  $    53,900  $      --
Long-term debt...........................................................................       60,000         --
                                                                                           -----------  ---------
    Total debt...........................................................................  $   113,900  $      --
Stockholders' equity:
  Preferred stock, par value $.01 per share; 2,500,000 shares authorized; none issued or
   outstanding...........................................................................           --         --
  Common stock, par value $.01 per share; 25,000,000 shares authorized; 15,407,958 shares
   issued and outstanding as adjusted(1)(2)..............................................          154
  Additional paid-in capital.............................................................       85,727
  Retained earnings......................................................................      146,137
                                                                                           -----------  ---------
    Total stockholders' equity...........................................................  $   232,018  $
                                                                                           -----------  ---------
    Total capitalization, including short-term debt......................................  $   345,918  $
                                                                                           -----------  ---------
                                                                                           -----------  ---------

- --------------
(1) An additional 1,420,533 shares of Common Stock are reserved for issuance upon the exercise of stock options that have been or may be granted under the Company's stock option plans.
(2) On September 9, 1996, the Company's Stockholders will vote on a proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock to 50,000,000.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The selected consolidated financial statement data for each of the three years in the period ended December 29,1995 and as of December 30, 1994 and December 29, 1995 are derived from, and are qualified by reference to, the Company's audited supplemental consolidated financial statements and related notes thereto, which together with the related report of Deloitte & Touche LLP, independent auditors, are included elsewhere in this Prospectus. The supplemental consolidated financial statements reflect the combined entities of Interim and Brandon at such dates and for such periods, consistent with pooling-of-interests treatment. The selected consolidated financial statement data for the fiscal years ended December 27, 1991 and December 25, 1992 and as of December 27, 1991, December 25, 1992 and December 24, 1993 are derived from audited consolidated financial statements of Interim and Brandon not included herein, and have been restated consistent with pooling-of-interests treatment. The selected consolidated financial statement data for the three months ended March 31, 1995 and March 29, 1996 and as of March 31, 1995 and March 29, 1996 are derived from the Company's and Brandon's unaudited consolidated financial statements and, in the opinion of the Company, include all adjustments,
consisting  only  of  normal  recurring   adjustments,  necessary  for  a   fair
presentation of such information and have been restated consistent with pooling-of-interests treatment. Results for the three months ended March 29, 1996 are not necessarily indicative of results that may be expected for a full year. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the supplemental consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                              THREE MONTHS ENDED
                                                FISCAL YEAR ENDED DECEMBER,                         MARCH,
                                -----------------------------------------------------------  --------------------
                                  1991       1992        1993       1994 (1)       1995        1995       1996
                                ---------  ---------  -----------  -----------  -----------  ---------  ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

System-wide Sales (2).........  $ 904,994  $ 973,099  $ 1,085,759  $ 1,279,339  $ 1,494,260  $ 342,317  $ 423,392
                                ---------  ---------  -----------  -----------  -----------  ---------  ---------
                                ---------  ---------  -----------  -----------  -----------  ---------  ---------
INCOME STATEMENT DATA:
Revenues:
Commercial Services Division
  Commercial Staffing.........  $ 234,773  $ 281,982  $   347,189  $   431,374  $   515,454  $ 115,782  $ 135,976
  Professional Services.......     43,967     55,785       79,691       99,936      138,140     27,945     71,454
HealthCare Division...........    138,215    135,956      143,209      165,614      205,719     48,845     55,932
Other Income..................      3,114      3,740        4,171        7,799        4,934      1,080      1,363
                                ---------  ---------  -----------  -----------  -----------  ---------  ---------
  Total Revenues..............  $ 420,069  $ 477,463  $   574,260  $   704,696  $   864,247  $ 193,652  $ 264,725
Expenses:
Cost of Services..............    288,979    331,782      402,039      491,404      600,169    134,536    185,728
                                ---------  ---------  -----------  -----------  -----------  ---------  ---------
  Gross Profit................  $ 131,090  $ 145,681  $   172,221  $   213,292  $   264,078  $  59,116  $  78,997
Selling, General & Admin......    104,260    106,346      119,763      137,859      177,105     40,364     55,777
Licensee Commissions..........      4,022     12,142       20,586       33,796       37,295      8,644      9,182
                                ---------  ---------  -----------  -----------  -----------  ---------  ---------
  Results of Operations.......  $  22,808  $  27,193  $    31,872  $    41,637  $    49,678  $  10,108  $  14,038
Merger Expense................         --         --           --           --           --         --        417
Amort. of Intangibles.........      4,243      5,285        5,671        6,041        6,884      1,626      2,149
Interest Expense (3)(4).......      1,442      1,570        1,787          112          990         17      1,636
                                ---------  ---------  -----------  -----------  -----------  ---------  ---------
  Earnings Before Taxes.......  $  17,123  $  20,338  $    24,414  $    35,484  $    41,804  $   8,465  $   9,836
Taxes on Earnings.............      8,260      9,855       11,564       16,028       18,071      3,773      4,347
                                ---------  ---------  -----------  -----------  -----------  ---------  ---------
  Net Earnings................  $   8,863  $  10,483  $    12,850  $    19,456  $    23,733  $   4,692  $   5,489
                                ---------  ---------  -----------  -----------  -----------  ---------  ---------
                                ---------  ---------  -----------  -----------  -----------  ---------  ---------
Net Earnings Per Share (5)....  $    0.64  $    0.76  $      0.93  $      1.26  $      1.52  $    0.30  $    0.35
Net Earnings Per Share
(excluding merger expenses)...                                                                          $    0.36
Weighted Average Shares.......     13,832     13,846       13,873       15,391       15,662     15,649     15,839

BALANCE SHEET DATA:
Total Assets..................  $ 226,453  $ 241,616     $253,978     $291,650     $441,628  $ 299,666  $ 455,395
OPERATING INFORMATION:
Total Offices (6).............        677        674          728          796          940        821        958

- ------------------
(1) The 1994 fiscal year contained 53 weeks. All other years contained 52 weeks.

(2) Includes sales of all Company-owned, franchised and licensed offices.  Sales
    data   for  franchised  offices   are  derived  from   reports  provided  by
    franchisees, which are not audited.

(3) Interest expense is net of interest income earned by Brandon.

(4) Prior to September 25, 1993, the Company's working capital and acquisition financing were provided by Block. There was no interest charged on intercompany debt. In conjunction with the IPO, effective September 25, 1993, Block formalized this arrangement by (i) providing a revolving credit facility in the amount of $20,000 to fund the operating requirements of the Company; (ii) converting $30,000 of intercompany indebtedness on such date to a term loan and (iii) contributing $51,289 to the capital of the Company. The earnings data for fiscal 1991, 1992, and 1993 give effect to this arrangement as if it occurred at the beginning of the periods. Interest expense has been computed at 6% and income taxes at the statutory rate.

(5) No cash dividend has ever been paid by Interim. However, prior to the Brandon Merger, Brandon paid cash dividends.

(6) At end of period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA" AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS AND THE SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

INTRODUCTION

    The Company operates within one industry segment, providing flexible staffing in the United States, Canada and parts of the United Kingdom. The Company's business is organized into two divisions, Commercial Services and HealthCare.

    The Company completed a merger with Brandon, a strategic IT staffing company, on May 23, 1996, which was accounted for as a pooling-of-interests. Accordingly, the historical information has been restated for all periods prior to the Brandon Merger. All other acquisitions to date have been accounted for under the purchase method of accounting.

    During the nine months ended December 30, 1994, the Company changed its fiscal year from a 52 or 53-week year ending on the last Friday in March to a 52 or 53-week year ending on the last Friday in December. The change in fiscal year was made to align the Company's year end more closely with the standard for companies in the flexible staffing industry. The financial statements have been restated, for all years presented, to a 52 or 53-week year ending on the last Friday in December.

GENERAL INDUSTRY TRENDS

    Demand for staffing services has grown significantly as businesses continue to rely on temporary personnel in order to manage operating costs and meet fluctuating staffing requirements. In addition, many companies use flexible staffing to reduce administrative overhead by outsourcing operations that are not part of their core business competencies. Furthermore, the flexible staffing industry is highly fragmented and is currently experiencing a trend toward consolidation, which is contributing to above-market rates of growth for a number of companies in the industry.

SALES OVERVIEW

    System-wide sales data includes sales from all Company-owned, franchised and licensed offices. Sales data for franchised offices are derived from reports provided by franchisees, which are not audited. During 1995, Company sales increased by 16.8% to $1,494.3 million. From fiscal 1993 to 1995, system-wide sales increased by 37.6%. Sales growth from 1993 through 1995 is due primarily to the rapidly growing markets in which the Company operates, new branch openings, growth in licensing and most recently, growth in Professional Services through the acquisition of IT, legal and accounting branch offices.

    Franchisee sales have decreased as a percentage of total sales due to a slower rate of growth among franchisees and the repurchase of franchises by the Company. Licensee sales in the quarter ended March 29, 1996 decreased as a percentage of total sales as a result of the conversion of a large license to a franchise.

    The following table summarizes the Company's sales mix for the last three years and the three months ended March 31, 1995 and March 29, 1996:

                                                                                         THREE MONTHS ENDED
                                                       FISCAL YEAR ENDED DECEMBER,    ------------------------
                                                     -------------------------------   MARCH 31,    MARCH 29,
                                                       1993       1994       1995        1995         1996
                                                     ---------  ---------  ---------  -----------  -----------
Branch.............................................       39.4%      37.6%      40.8%       39.8%        47.8%
Franchise..........................................       49.3       47.2       43.9        45.2         39.0
License............................................       11.3       15.2       15.3        15.0         13.2
                                                     ---------  ---------  ---------       -----        -----
  Total Sales......................................      100.0%     100.0%     100.0%      100.0%       100.0%
                                                     ---------  ---------  ---------       -----        -----
                                                     ---------  ---------  ---------       -----        -----

REVENUE OVERVIEW

    From 1993 through 1995 Commerical Services Division revenue increased as a percentage of total Company revenue principally due to the accelerated growth rate and acquisition activity in Professional Services. For the three months ended March 29, 1996, Professional Services revenues increased over the prior year period primarily as a result of acquisitions.

                                                                                             THREE MONTHS ENDED
                                                           FISCAL YEAR ENDED DECEMBER,    ------------------------
                                                         -------------------------------   MARCH 31,    MARCH 29,
                                                           1993       1994       1995        1995         1996
                                                         ---------  ---------  ---------  -----------  -----------
Commercial Services Division
  Commercial Staffing..................................       60.5%      61.2%      59.6%       59.8%        51.4%
  Professional Services................................       13.9       14.2       16.0        14.4         27.0
HealthCare Division....................................       24.9       23.5       23.8        25.2         21.1
Other..................................................        0.7        1.1        0.6         0.6          0.5
                                                         ---------  ---------  ---------       -----        -----
  Total Revenues.......................................      100.0%     100.0%     100.0%      100.0%       100.0%
                                                         ---------  ---------  ---------       -----        -----
                                                         ---------  ---------  ---------       -----        -----

RESULTS FROM OPERATIONS OVERVIEW

    During the past three years, the Company's gross profit margin remained relatively stable as higher gross margins in Professional Services were partially offset by (i) the growth of Commercial Staffing revenues, which have lower gross profit margins, and (ii) the decline of franchise royalties (which essentially contribute 100% to gross profit) as a percent of total Company revenue.

    The following table sets forth operational results as a percentage of total revenues for the periods indicated.

                                                                                            THREE MONTHS ENDED
                                                          FISCAL YEAR ENDED DECEMBER,    ------------------------
                                                        -------------------------------   MARCH 31,    MARCH 29,
                                                          1993       1994       1995        1995         1996
                                                        ---------  ---------  ---------  -----------  -----------
Total Revenues........................................      100.0%     100.0%     100.0%      100.0%       100.0%
Cost of Services......................................       70.0       69.7       69.4        69.5         70.2
                                                        ---------  ---------  ---------       -----        -----
Gross Profit (1)......................................       30.0       30.3       30.6        30.5         29.8
Selling, General & Administrative.....................       20.9       19.6       20.5        20.9         21.1
Licensee Commisions...................................        3.6        4.8        4.3         4.4          3.4
                                                        ---------  ---------  ---------       -----        -----
Results from Operations...............................        5.5        5.9        5.8         5.2          5.3
Merger Costs..........................................         --         --         --          --          0.2
Amortization of Intangibles...........................        1.0        0.8        0.8         0.8          0.8
Interest..............................................        0.3         --        0.1          --          0.6
Taxes.................................................        2.0        2.3        2.1         2.0          1.6
                                                        ---------  ---------  ---------       -----        -----
Net Earnings..........................................        2.2%       2.8%       2.8%        2.4%         2.1%

- --------------

(1) During 1995, the Company reclassified certain non-payroll related costs from cost of services to selling, general and administrative expenses to conform to industry norms. The effect of this reclassification is to increase gross profit by 0.4% in 1995.

THREE MONTHS ENDED MARCH 29, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

    REVENUES

    For the three months ended March 29, 1996, revenues increased 36.7% to $264.7 million from $193.6 million in the prior year period. Commercial Staffing revenues increased 17.4% reflecting the expansion of the On-Premise program and an increase in the number of offices and services provided. Professional Services revenues increased 155.7% reflecting significant acquisition activity and internal growth, primarily in IT. HealthCare Division revenues increased 14.5% due to increases in number of offices and expansion of Occupational Health and Physicians services.

    GROSS PROFIT

    Gross profit increased 33.7% to $79.0 million from $59.1 million in the prior year period. Increases in gross profit and cost of services are associated with the increase in revenues. Gross profit margin decreased to 29.8% from 30.5% in the prior year principally due to a decline in franchise royalties as a percent of total Company revenue. Franchise royalties essentially contribute 100% to gross profit.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased 38.1% to $55.8 million from $40.4 million in the prior year period. Selling, general and administrative expenses as a percentage of revenues were 21.1% compared to 20.9% a year ago due to the higher relative costs associated with Professional Services.

    LICENSEE COMMISSIONS

    Licensee commissions increased 7.0% to $9.2 million from $8.6 million in the prior year period. Licensee commissions as a percent of revenues decreased from 4.4% to 3.4% due to acquisition activity.

    AMORTIZATION OF INTANGIBLES

    Amortization expense increased 31.3% to $2.1 million from $1.6 million in the prior year period reflecting the increase in intangible assets arising from acquisitions.

    TAXES ON EARNINGS

    The effective tax rate was 44.2% compared to 44.6% in the prior year period. The decline in the effective tax rate is due primarily to the fact that during these periods amortization of certain non-deductible intangibles remained relatively fixed while earnings before taxes increased. Management anticipates that the Company's effective income tax rate will continue to decrease slightly as non-deductible amortization decreases as a percentage of earnings before taxes.

    NET EARNINGS

    Net earnings for the quarter excluding merger costs (net of taxes) increased 21.3% to $5.7 million, or $0.36 per share, from $4.7 million, or $0.30 per share in the prior year period. This represents a 20.0% increase in per share earnings. Including merger costs, net earnings increased 17.0% to $5.5 million, or $0.35 per share from $4.7 million or $0.30 per share in the prior period. The weighted average number of shares outstanding was 15,839,000 compared to 15,649,000 in the prior year period.

FISCAL 1995 COMPARED TO 1994

    REVENUES

    Revenues in 1995 increased 22.6% (24.3% excluding the 53rd week in 1994) to $864.2 million from $704.7 million in 1994. Commercial Staffing revenues increased 19.5% (21.1% excluding the 53rd week in 1994) due to an increase in the number of billed hours, offices acquired and continued internal office expansion. Professional Services revenues increased 38.2% (38.9% excluding the 53rd week in 1994) primarily related to acquisitions that occurred in 1995. HealthCare Division revenues increased 24.2% (26.8% excluding the 53rd week in 1994) due to continued expansion in home care.

    GROSS PROFIT

    Gross profit in 1995 increased 23.8% to $264.1 million from $213.3 million in 1994 (22.4% excluding reclassifications adopted in 1995 in which certain non-payroll related costs were removed from cost of services to conform to industry norms). The gross profit margin was 30.6% (30.2% excluding reclassifications) as compared with 30.3% in the prior year.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased 28.4% to $177.1 million from $137.9 million in 1994. Selling, general and administrative expenses as a percentage of total revenue increased to 20.5% in 1995 from 19.6% in 1994 as a result of a full year of HealthCare Division acquisitions made in

1994 and a partial year of Professional Services acquisitions made in 1995. Professional Services such as executive search, human resources, accounting and therapy have a higher gross profit margin but require higher selling, general and administrative expenditures as a percentage of revenue.

    LICENSEE COMMISSIONS

    In 1995, licensee commissions increased 10.4% to $37.3 million from $33.8 million in 1994 as a result of an increased number of licensees.

    AMORTIZATION OF INTANGIBLES

    For 1995, amortization expense increased 15.0% to $6.9 million from $6.0 million in the prior year period reflecting the increase in intangible assets arising from acquisitions.

    TAXES ON EARNINGS

    The provision for income taxes for 1995 reflects an effective tax rate of 43.2%, which is less than the 45.2% rate for 1994. The lower effective tax rate for 1995 is the result of (i) a decrease in the effective rate relating to state income taxes and (ii) non-deductible amortization of intangible assets remaining fixed while earnings before income taxes increased.

    NET EARNINGS

    In 1995, net earnings increased 21.5% to $23.7 million from $19.5 million in 1994. Net earnings per share increased 20.6% to $1.52 in 1995 from $1.26 in 1994. The weighted average shares outstanding was 15,662,000 in 1995 compared to 15,391,000 in 1994.

FISCAL 1994 COMPARED TO 1993

    REVENUES

    Revenues in 1994 increased 22.7% (21.1% excluding the 53rd week in 1994) to $704.7 million from $574.3 million in 1993. Commercial Staffing revenues increased 24.3% (22.6% excluding the 53rd week in 1994) due to an increase in the number of billed hours, the continued economic recovery and increases in the number of licensed offices. Professional Services revenues increased 25.3% (24.9% excluding the 53rd week in 1994) due to acquisitions. HealthCare Division revenues increased 15.6% (13.3% excluding the 53rd week in 1994) due to growth in the home care market and the addition of more offices.

    GROSS PROFIT

    Gross profit for 1994 increased 23.9% to $213.3 million from $172.2 million in 1993. The gross profit margin increased to 30.3% in 1994 from 30.0% in 1993, primarily as a result of increased HealthCare revenues which typically have higher gross profit margins than Commercial Staffing. Franchise royalties increased from the comparable prior year period due to increases in hourly rates.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased 15.1% to $137.9 million from $119.8 million in 1993. Selling, general and administrative expenses as a percentage of total revenue decreased to 19.6% in 1994 from 20.9% in 1993 as a result of a decrease in bad debt expenses and acquisitions of customer lists increasing revenues without commensurate increases in selling, general and administrative expenses.

    LICENSEE COMMISSIONS

    In 1994, licensee commissions increased 64.1% to $33.8 million from $20.6 million in 1993 as a result of an increased number of licensees.

    AMORTIZATION OF INTANGIBLES

    Amortization expense increased 5.3% to $6.0 million from $5.7 million in the prior year period reflecting the increase in intangible assets arising from acquisitions.

    TAXES ON EARNINGS

    The provision for income taxes for 1994 reflects an effective tax rate of 45.2%, which is less than the 47.4% rate for 1993 (affected for the adjustment to reflect the Block financing arrangement as if it occurred at the beginning of the period). The decline in the effective tax rate is due primarily to the fact that, during these periods, amortization of certain non-deductible intangibles has remained relatively fixed while earnings before taxes increased.

    NET EARNINGS

    Net earnings increased 51.2% to $19.5 million in 1994 from $12.9 million in 1993. Net earnings per share increased 35.5% to $1.26 in 1994 from $0.93 in 1993. The weighted average number of shares outstanding was 15,391,000 in 1994 compared to 13,873,000 in 1993.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, the Company has financed its operations through cash generated by operating activities and bank lines of credit. The Company's principal uses of cash are funding acquisitions, capital expenditures, working capital needs and repayment of debt. The nature of the Company's business requires payment of wages to its flexible staff on a weekly, or bi-weekly basis, while payments from clients are generally received 30-60 days after billing for Commercial Staffing and Professional Services and 50 or more days for HealthCare clients. The Company believes that its internally generated funds and lines of credit are sufficient to support anticipated levels of growth of the Company.

    Net cash flow from operating activities was $14.3 million, $10.1 million and $6.6 million in years 1993, 1994 and 1995, respectively, and $4.8 million and $4.5 million for the first quarters of 1995 and 1996, respectively. The decrease in cash flow from operating activities was due to increased funding of accounts receivable resulting from strong revenue growth during the year and an increase in loans outstanding to franchisees that are included in other assets. Accounts receivable increased to $143.2 million at the end of 1995 from $101.7 million at the end of 1994 as a result of an increase in revenues (with comparable days outstanding) over the previous year and a higher level of health care receivables as compared to the prior year.

    The Company's capital expenditures (excluding acquisitions) during 1993, 1994 and 1995 were funded through internally generated funds. The Company anticipates increased expenditures to continue development and implementation of its information technologies. Additionally, the Company has committed approximately $7.6 million to build and furnish an addition to its corporate headquarters. As of March 29, 1996, approximately $2.0 million of this amount had been spent.

    Historically, Brandon invested its cash in excess of immediately foreseeable requirements principally in interest-bearing marketable securities. As a result of the Brandon Merger, these investments were liquidated to pay down debt.

DESCRIPTION OF COMPANY FINANCING

    On April 6, 1994, the Company replaced a $30 million term loan and a $20 million revolving credit facility with Block with a new $50 million committed senior revolving credit agreement. In November 1995, this facility was increased to $150 million. The credit facility is available to fund the Company's acquisitions, to supply working capital and to provide for general corporate needs. Interest charged on the facility is based, at the Company's option, on either the banks' base rate or LIBOR plus an applicable margin. The margin changes based on the Company's leverage and fixed charge ratios. The facility, which terminates April 6, 1999, contains customary covenants, including the maintenance of certain financial ratios such as minimum net worth and restrictions on the incurrence of liens and additional indebtedness.

    In addition, the Company has established short term, unsecured, uncommitted lines of credit with certain banks. These lines of credit are based on LIBOR and are available to fund the Company's short term capital requirements. As of March 29, 1996, the total outstanding debt under all of the Company's credit agreements was $113.9 million with an effective interest rate of 6.07%. Approximately $100.0 million of the Company's total outstanding debt was incurred in connection with acquisitions made by the Company.

INFLATION

    The effects of inflation on the Company's operations were not significant during the periods presented in the financial statements.

SEASONALITY AND CYCLICALITY OF BUSINESS

    The   Company's  businesses  are  not  seasonal  in  nature.  The  Company's commercial business has historically been considered to be cyclical, often acting as a coincidental indicator of both economic downswings and upswings. However, as a result of general shifting of employment patterns and the growth in On-Premise, management believes that the Company's commercial business is becoming less cyclical. In addition, the Company's health care business is not cyclical and tends to dampen any cyclical effects from the commercial sector. No single customer accounts for more than 1% of the Company's revenues.

OTHER MATTERS

    In  March  1995, the  Financial Accounting  Standards Board  ("FASB") issued
Statement of Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 will apply to the Company for the year ended December 27, 1996. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which is effective for the Company beginning January 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and Interim will disclose the required pro forma effect on net income and earnings per share in its 1996 Form 10-K and Annual Report.

                                    BUSINESS

COMPANY OVERVIEW

    The Company is a leader in providing a comprehensive range of customized staffing solutions, including flexible staffing, home care, full-time placement, consulting and other value-added services on a national basis to businesses, professional and service organizations, governmental agencies, health care facilities and individuals. As of March 29, 1996, the Company operated through a network of 958 offices in the U.S., Canada and the United Kingdom. Management believes that, based on system-wide sales, the Company is the fourth largest provider of staffing services in the United States and is the seventh largest provider in the world.

    The Company provides commercial and health care services through two divisions, each offering numerous specialized skills. The Commercial Services Division is divided into two units, Commercial Staffing and the Professional Services, which currently represent approximately 50% and 30% of total Company revenues, respectively. Commercial Staffing fulfills client requirements for temporary clerical and light industrial skills, in addition to temporary and permanent workforce management. Professional Services offers consulting and staffing services in the areas of IT, legal, accounting, search and human resources. The HealthCare Division provides physicians, nurses, therapists, home health aides and home companions and currently represents approximately 20% of total Company revenues.

THE FLEXIBLE STAFFING INDUSTRY

    Demand for staffing services has grown significantly as businesses continue to increase reliance on temporary personnel to manage operating costs and meet fluctuating staffing requirements. In addition, many companies use flexible staffing to reduce administrative overhead by outsourcing operations that are not part of their core business competencies. Furthermore, the flexible staffing industry is highly fragmented and is currently experiencing a trend toward consolidation. The key forces driving consolidation include the growth of regional or national contracts, expansion of professional specialties and the need for sophisticated management information systems. Smaller staffing companies that have limited capital and management resources are increasingly finding it difficult to compete.

    TRADITIONAL FLEXIBLE STAFFING MARKET

    In 1995, STAFFING INDUSTRY REPORT estimated that temporary staffing industry revenues would be approximately $41 billion and that, from 1991 to 1995 such revenues would have grown at a compound annual rate of approximately 17.5%. The Bureau of Labor Statistics forecasts that the flexible staffing industry will be the seventh fastest growing employment category in the United States, increasing nearly five times faster than the general labor force from 1995 to 2005.

    PROFESSIONAL AND IT STAFFING MARKETS

    Certain categories of professional staffing services are experiencing considerable growth, in excess of the industry as a whole, as companies realize they can enjoy the same type of flexibility for personnel such as computer programmers, accountants, paralegals and attorneys as they do with traditional flexible staff. Furthermore, the use of technology has led to a dramatic rise in demand for technical project support, software development and other computer-related services. Corporations are outsourcing many of these departments and/or utilizing flexible staffing to attempt to keep pace with rapidly changing technology and increasing demand for these types of technical skills.

    Revenues from professional/specialty temporary staffing were estimated to grow from $2.4 billion in 1993 to $4.0 billion in 1995, which would represent a compound annual growth rate of approximately 30% according to STAFFING INDUSTRY REPORT. In addition, revenues from technical/computer temporary staffing were estimated to grow from $5.7 billion in 1993 to $8.9 billion in 1995, which would represent a compound annual growth rate of approximately 25%.

HEALTH CARE STAFFING INDUSTRY

    Health care staffing services include providing general and specialized health care skills and companionship in the home environment, as well as providing the same health care skills in hospitals, nursing homes, HMOs and other health care facilities. Home care is one of the fastest growing sectors of the health care industry and has grown at an estimated average annual rate of 16% since 1988 according to the Bureau of Labor Statistics.

    Contributing to the growth of home care is national pressure to reduce health care costs. Studies indicate that the cost of home care averages 40% to 70% of that of institutional care. In addition, industry growth is driven by the increase in overall demand for health care for the aging American population and by technological advances which have made it possible to perform many sophisticated medical procedures in the home.

BUSINESS STRATEGY

    The Company's goal is to drive revenue and earnings growth by providing the most innovative human resource solutions worldwide. The Company's strategy emphasizes broad geographic coverage, a comprehensive range of services and customized client solutions. Management believes that the Company's proven earnings performance, brand identity, aggressive growth strategy and entrepreneurial operating environment are key competitive advantages. The following details the major elements of the Company's strategy.

    INCREASE REVENUE THROUGH OFFICE EXPANSION

    The Company maintains an aggressive growth strategy which includes establishing Company-owned branches, adding licensed and franchised offices and making strategic acquisitions. Growth through acquisition is generally preferred when building experience in a particular professional service area or when an acquisition in its traditional commercial staffing or home care business will enable Interim to fill-in or expand into an important geographic market. The Company's successful diversified growth strategy provides Interim with significant flexibility in evaluating alternative methods for expansion.

    Since the IPO, the Company has increased its office base by approximately 35% to 958, adding approximately $250 million in revenues from 12 acquired flexible staffing companies. The following table provides detail of the Company's acquisitions since the IPO.

                                           ACQUISITION      NUMBER OF        REVENUES
ACQUIRED COMPANY                              DATE         OFFICES (1)    IN MILLIONS(2)            PRIMARY SERVICES
- ----------------------------------------  -------------  ---------------  --------------  ------------------------------------
PROFESSIONAL SERVICES
Brandon Systems Corporation.............         5/96              32       $     89.0    IT Consulting and Staffing
Of-Counsel..............................         5/96               1              1.0    Attorney, Paralegal and Legal
                                                                                              Secretary Staffing
Computer Power Group....................        12/95              17             81.0    IT Consulting and Staffing
Hernand & Partners......................        11/95               3              2.7    Attorneys Staffing
Juntunen................................        10/95               2             13.6    IT Staffing, HR Consulting and
                                                                                              Retained Search
OCS Services & Group....................         6/95               5             16.1    IT Consulting and Staffing
Career Associates/Career Temps..........         6/95               5              5.6    Accounting Staffing/Search
HEALTHCARE
Therapy Staff Services/Gulf Rehab.......        10/94               1       $     12.1    Therapy Staffing
Hospital Staffing Services..............         9/94              18             23.5    Home care
Med South Health Care...................         8/94               1              1.2    Home care
Community Home Health Professionals.....         6/94               4              3.0    Home care
COMMERCIAL STAFFING
ICS Temporary Services..................        12/94               1       $      1.6    Clerical and Light Industrial
                                                                   --     --------------
    TOTAL...............................                           90       $    250.4

- ------------------

(1) Office count at the time of acquisition.

(2) Revenues shown for 1995 and 1994 acquisitions reflect annualized results for the year. 1996 acquisitions reflect revenues for the year ended prior to acquisition.

    In addition to external acquisitions, Interim usually purchases franchises and licenses which are for sale. The Company is generally the purchaser of choice when an Interim franchisee or licensee decides to sell its business. The Company has a first right of refusal on any franchise sale at the same terms and conditions as may be agreed with another purchaser and has a standard purchase option on licenses. Overall, Company-owned branches yield higher profits than franchised or licensed offices and therefore the purchase of these offices is accretive to overall earnings.

    DISPROPORTIONATELY GROW PROFESSIONAL SERVICES

    As part of its acquisition focus, Interim plans to continue to target disproportionate growth in its Professional Services businesses. Demand continues to expand for professional staffing services, reflecting changing attitudes toward workforce management and the proliferation of technical skills required in an office environment. The Company believes that such services tend to provide higher margins and to be less cyclical than traditional flexible staffing and to provide attractive opportunities to cross-sell other Interim services. Since the IPO, approximately $210 million of the $250 million in acquired revenues has been in Professional Services.

    LEVERAGE COMMON BRAND IDENTITY

    Interim is the only national staffing company which provides commercial, professional and health care services under the same brand name (e.g., Interim HealthCare, Interim Technology, Interim Accounting Professionals). Such brand identity facilitates cross-selling as management has found that customers appreciate the ability to do business with a familiar company while also having access to a broad range of specialists. The common company identity also allows for easier information flow and smoother interaction among the various Interim offices. In addition, through its common brand identity the Company and its franchisees are better able to benefit from national media advertising.
Accordingly, all acquisitions are converted to the Interim name as soon as practicable. The increasing demand by large companies for centralized staffing services is increasing the importance of being able to offer a high-profile, wide range of services over a broad geographic area. Interim is well-positioned to capitalize on these trends.

    PROVIDE INNOVATIVE VALUE-ADDED CLIENT SOLUTIONS

    Interim is committed to developing innovative human resource solutions to meet the evolving needs of its clients and providing quality care for its patients. For example, in 1993 Interim pioneered the concept of dedicated, on-site workforce management with Interim On-Premise. Interim On-Premise accounted for 18% of the Commercial Services Division's revenue for the quarter ended March 29, 1996. Executive search, placement and human resource consulting services have similarly been added in response to client needs. Recognizing the changing needs of the health care marketplace and anticipating the demands of health care payors, Interim developed InterPath, a proprietary medical record documentation and outcome measurement system for home care services.

    DELIVER SERVICES THROUGH SPECIALIZED OFFICES

    Each of the Company's offices is focused on providing staff with a particular skill set to meet customer needs. The managers and sales people in these offices have training and experience in the relevant field and are able to establish relationships with those individuals making the buying decisions for that service at a client organization. For example, the IT offices market their services directly to the information resources department head, the accounting offices market to the controller and the HealthCare offices market to the care manager. It has been the Company's experience that clients prefer dealing with an office that "speaks their language" and understands their staffing requirements.

    SUPPORT ENTREPRENEURIAL ENVIRONMENT

    The Company seeks highly talented managers who are capable of operating independently and who will succeed within the Company's decentralized structure. All Interim managers are compensated based on profits generated within their scope of responsibility. Branch, area and regional managers are responsible for their own hiring, pricing, business mix and local promotion. The Company's use of franchising and licensing contributes to this entrepreneurial environment. Management believes the

Company's decentralized approach provides strong incentives to manage expenses and increase profits at each office and results in a creative and committed management team. In addition, the Company has granted stock-based compensation in the form of options, representing in excess of 9% of the Company's outstanding Common Stock.

                           DESCRIPTION OF OPERATIONS

COMMERCIAL SERVICES DIVISION

    The Commercial Services Division provides skills in two primary areas, traditional commercial flexible staffing and professional services. These service "units" offer a comprehensive range of skills to fulfill client requirements and are described below.

    Commercial Staffing offers personnel with traditional temporary clerical and light industrial skills on a flexible basis. In addition to traditional flexible staffing, Interim provides value-added staffing services to large clients through its On-Premise product. Approximately 50% of the Company's total revenues are currently derived from Commercial Staffing.

    Professional Services offers a comprehensive range of consulting and staffing services in the areas of IT, legal, accounting, search and human resources. The Company provides personnel with skills in specialized professional areas, including software analysts, computer programmers, network administrators, attorneys, paralegals, court reporters, accountants and human resource managers. In addition, the Company offers full-time placement, recruiting, consulting and executive retained search services. Approximately 30% of the Company's current total revenues are derived from Professional Services.

    COMMERCIAL STAFFING

    The traditional flexible staffing business entails providing a wide variety of clerical, administrative, assembly and light industrial skills. In addition to supplying personnel to perform general office tasks such as reception, copying and filing, the Company provides personnel who are proficient in word processing, graphics, spreadsheets or database management. In the light industrial area, Interim supplies personnel to perform light industrial tasks such as electronic and precision assembly, PC board assembly, packaging, shipping and receiving, warehousing, landscaping, construction and equipment operation. The Company also offers full-time placement of these skills.

    INTERIM ON-PREMISE

    Four years ago, the Company introduced a new staffing concept, Interim On-Premise, whereby a client delegates management of its flexible staffing needs to the Company, allowing the client to focus on its core business activities. Further, On-Premise has evolved to include managing a client's entire workforce on-site, a significant portion of which is permanent staff. Since the concept was introduced, revenues from On-Premise clients have grown to 18% of Commercial Services revenues for the quarter ended March 29, 1996.

    The Company has found that Interim On-Premise clients, which currently tend to utilize Commercial Staffing services, are very receptive to other Interim services, particularly in the Professional Services area. On-Premise managers are well positioned to build on established relationships with key people at client organizations to introduce Professional Services. Conversely, Professional Services' employees often can identify instances where clients need additional staffing services and introduce Interim On-Premise. Management believes the Company's geographic and service breadth provide a strong competitive advantage in securing such broad-reaching assignments. To better serve its On-Premise clients, the Company has developed proprietary software that is designed to facilitate managing the productivity of personnel at the client's work site. On-Premise offices are predominantly Company-owned.

    PROFESSIONAL SERVICES

    Professional Services offers a comprehensive range of consulting and staffing services in the areas of IT, legal, accounting, search and human resources. The Company provides personnel with skills in specialized professional areas, including software analysts, computer programmers, network administrators, attorneys, paralegals, court reporters, accountants and human resource managers. In addition, the Company offers full-time placement, recruiting, consulting and executive retained search services. The Company believes that Professional Services tend to be less cyclical than traditional flexible staffing and that higher margins and cross-selling opportunities are associated with these services. Management believes that Professional Services has substantial growth opportunities, and therefore the Company will continue to target disproportionate growth in these areas. Approximately 30% of the Company's total revenues are currently derived from Professional Services.

    INFORMATION TECHNOLOGY. Through acquisitions made since the IPO, Interim has built a leading information consulting and staffing services group operating through 51 offices in the United States and two locations in the United Kingdom. Now consolidated as Interim Technology, they provide a spectrum of strategic IT services including consulting, flexible staffing and outsourcing services. Interim Technology services can be subdivided into three specialty offerings, Interim Search Solutions, the Consulting Group and the Staffing Solutions Group.

    Interim Search Solutions provides a range of search services for technology specialties in positions up to and including Chief Information Officer. The group offers both contingency and fully retained search services. Contingency search results in payment only when a candidate has been placed at a company whereas retained search, which is generally for senior management positions, results in payments for services rendered, irrespective of placement.

    The Consulting Group specializes in the areas of software design, development, quality assurance, implementation and management. The Group has separate practices to supply specialized skills in the areas of client/server, legacy systems, network integration, software quality management, systems engineering and technical communications, and is a preferred skills provider for leading IT product companies such as Microsoft, SAP and Novell. In addition, the Consulting Group provides management of the significant conversions necessary to correct many mainframe software's inability to recognize dates after December 31, 1999, the "millennium problem". The Consulting Group provides longer term staffing and consulting services utilizing highly trained employees.

    The Staffing Solutions Group provides operations-based technical and professional staffing and support for IT operations including help desk and data center operations, operations analysis, communications, operations and PC support. This group also offers a unique outsourcing service whereby its clients maintain complete strategic control of their IT functions but are relieved of technology staffing and performance issues. Management believes that this service engenders a partnering relationship by providing the traditional savings of outsourcing while enabling clients to preserve strategic control over their information systems and data. The Staffing Solutions Group generally provides large numbers of personnel for shorter assignments.

    LEGAL SERVICES. The Company's legal offices provide attorneys, paralegals, court reporters, legal secretaries and deposition summary services predominantly to law firms and corporations. In addition, the Company has a "Depolab" at its corporate headquarters which utilizes proprietary software that permits law firms to have depositions summarized into 13 different formats. The centralized Depolab concept enhances supervision, confidentiality and quality control while making better use of human resources which would otherwise be located in various local offices.

    ACCOUNTING. Interim Accounting Professionals provides accounting and finance personnel at all levels including bookkeepers, degreed accountants, certified public accountants, auditors and controllers. The Company provides flexible staffing and full-time placement capabilities for its clients.

    HUMAN RESOURCE SERVICES. Interim HR Solutions offices provide human resource consulting and project management at client locations or on an outsourced basis. In addition, skilled professionals such as contract recruiters and human resource directors are available for project assignments. This group's expertise ranges from organizational development and training to compensation, plan design and benefits analysis.

HEALTHCARE DIVISION

    Health care staffing services includes providing general and specialized health care skills and companionship in the home environment, as well as providing the same health care skills in hospitals, nursing homes, HMOs and other health care facilities. Management believes Interim is the second largest health care staffing company, based on sales. The HealthCare Division provides a broad range of personnel including physicians, nurses, therapists, home health aides and companions, occupational health and on-site medical personnel. During 1995, 80% of the HealthCare Division's revenues were derived from home care services, with the balance being derived from Health Care Special Services for hospitals, clinics, nursing homes and corporations with occupational health programs. Approximately 20% of the Company's total revenues are currently derived from the HealthCare Division.

    HOME CARE

    Interim provides a comprehensive, integrated approach to home care. Primary services include health aides, home companions and skilled nursing services. Additional services include activities such as home infusion services and the delivery of home medical equipment. Registered nurses and licensed practical nurses perform full clinical procedures, including dispensing medication, administering intravenous therapy and providing post-surgery wound care. In addition, nurses examine and record patients' progress, provide patient instructions and teaching, make periodic reports to the physicians in charge and carry out physicians' instructions. Home health aides are trained to assist the ill, elderly or disabled. Home companions visit patients in their homes to provide companionship and attend to other social and personal needs.

    The trend towards home care services has resulted in an increase in the portion of HealthCare revenues being remitted through Medicare and Medicaid. Medicare business, by which the Company is only reimbursed for its costs, is not a principal focus of the Company's strategy and represents approximately 5% of the Company's revenues. Management believes that maintaining federal Medicare certification is important, however, as it serves as a widely recognized indicator of quality and standing in local communities and is important in obtaining more profitable business.

    HEALTHCARE SPECIAL SERVICES

    INSTITUTIONAL STAFFING. The institutional staffing sector provides licensed health care personnel for hospitals, nursing homes, HMOs and other health care facilities. Hospitals utilize temporary nurses to augment core nursing staff based on the number and condition of hospital patients, and for specialized staffing needs such as in the intensive care unit, surgery or emergency room.

    LOCUM TENENS PHYSICIANS. Interim supplies temporary physicians to physician groups and clinics, HMOs, and other facilities through nine regionally based offices which provide complete coverage of the United States. With more offices than any competitor, Interim is among the largest locums tenens staffing firms providing primary care physicians in North America. This is a growing, high margin business, and an example of the type of emerging special opportunities in the health care industry on which the Company is focusing.

    THERAPY SERVICES. The Company's physical and respiratory therapists and other similar health care professionals provide both home care and health care staffing services to rehabilitation facilities, school systems, hospitals, clinics, nursing homes and individuals needing home care all over the country. These specially trained, licensed personnel are often in short supply, and as a result, Interim recruits physical, occupational and speech therapists on a world-wide basis. Interim also offers IN-STEP, a program through which the Company helps finance overseas training of American students, who would otherwise be unable to pursue a therapy degree because of the shortage of U.S. schools offering therapy studies. Upon returning to the U.S. with their degree and being licensed, these students become members of the Interim workforce for a minimum of two years.

    OCCUPATIONAL HEALTH. In 1995, the Company launched Interim Occupational Health which manages and staffs on-site clinics and medical health programs for corporate clients, primarily Fortune 500 companies. Interim Occupational Health assists companies in enhancing employee safety procedures, developing wellness programs and implementing aggressive return-to-work policies. Such on-site management is another example of the Company's services that allow its clients to focus on their core competencies by reducing job related injuries, thereby lowering costs and increasing productivity.

OFFICE STRUCTURE

    Interim offices are Company-owned, franchised and licensed. Most offices serve multiple clients in their respective geographic area, with the exception of Interim On-Premise sites which are established at the client's location to serve only that client. The following table details the number of offices which are Company-owned, franchised and licensed as of the end of the periods listed.

                                                             FISCAL YEAR ENDED DECEMBER,
                                                                                                THREE MONTHS
                                                        -------------------------------------  ENDED MARCH 29,      PERCENT
NUMBER OF OFFICES                                          1993         1994         1995           1996           OF TOTAL
- ------------------------------------------------------  -----------  -----------  -----------  ---------------  ---------------
Company-owned Offices.................................         253          273          342            356             37.2%
Franchised Offices....................................         355          369          414            424             44.2
Licensed Offices......................................         120          154          184            178             18.6
                                                               ---          ---          ---            ---            -----
Total Offices.........................................         728          796          940            958            100.0%
                                                               ---          ---          ---            ---            -----
                                                               ---          ---          ---            ---            -----

    OWNED OFFICES

    As of March 29, 1996, the Company owned and operated 356 branch offices. Branch office expansion is generally pursued in new markets or in markets where Interim has an established presence and is used to increase market penetration. Additional expansion is achieved by establishing On-Premise locations which tend to be Company-owned. The Company intends to continue to expand Company-owned branches in those locations where it can "cluster" multiple offices in close geographic proximity to utilize centralized regional and area management and other administrative functions, which leverages growth and increases profitability.

    FRANCHISED OFFICES

    The Company has been granting franchises for more than 37 years. The average tenure of franchise ownership exceeds 13 years, and a number of franchisees are second generation owners. Most franchisees operate more than one franchise and franchises are granted for the services offered by both the Commercial Services and HealthCare Divisions. While historically Commercial Services Division franchises tend to be Commercial Staffing offices, the Company is beginning to offer franchises for Professional Services offices as well. As of March 29, 1996, the Company's 83 franchisees operated 424 franchised offices.

    The Company grants franchisees the exclusive right to market and furnish commercial flexible staffing services, health care services or a particular specialty or niche service within a designated geographic area using the
Company's trade names, service marks, advertising materials, sales programs, operating procedures, manuals and forms. The Company provides franchises with its national, regional and local advertising. Franchisees operate their businesses autonomously within the framework of the Company's policies and standards and recruit, employ and pay their own full-time and flexible staff. The Company receives royalty fees from each franchise based upon its sales, and in return supplies a variety of support and marketing services.

    For many years, the Company has had a secured loan program available to franchisees for working capital or acquisition loans. The Company believes this loan program has been an important factor in enhancing franchise growth. As of March 29, 1996, the aggregate balance outstanding on all franchise loans was $19.7 million.

    LICENSED OFFICES

    The Company also grants licenses, primarily in its Commercial Services Division, which give the licensee the right to establish a business utilizing the Company's trade names, service marks, advertising materials, sales programs, operating procedures, manuals and forms within a designated territory. As of March 29, 1996, the Company operated 178 licensed offices.

    Licensees are required to observe the Company's operating procedures and standards and act as representatives of the Company in recruiting, screening, classifying, employing and placing flexible staff in response to client orders. The licensee is responsible for establishing the office and paying related administrative and operating expenses, such as rent, utilities and salaries of full-time employees. The Company is responsible for paying the wages of the flexible staff and all related payroll taxes and insurance. As a result, the Company provides a substantial portion of the working capital needed for the licensed businesses. The Company has made a loan program available to licensees similar to that available to franchisees, although few licensees have accessed it to date.

    Sales by the licensed offices are included in the Company's revenues, and the direct costs of services are included in the Company's cost of services. The licensee receives a commission from the Company, which presently is equivalent to 75% of the licensed offices' gross profits. The licensee is required to participate in the Company's national advertising program and use the Company's billing, payroll and other data processing services for which a separate fee is paid to the Company.

    CORPORATE SUPPORT SERVICES

    FIELD SUPPORT. The Company maintains a strong national support system to provide services, coordinate marketing and maintain consistent quality standards throughout the Interim office network. The Company offers a variety of skill development training for its personnel through Company-generated manuals and corporate training programs for office management.

    CORPORATE SERVICE CENTER. The Company provides its decentralized branch network with centralized functions for training, payroll, billing, receivables management, credit and collections, risk management, legal support, cash management, marketing and health care clinical operations. In addition, the Company has developed its own proprietary software program called "TempLink" to efficiently maintain client and flexible staff information, facilitate staffing selection and payroll functions as well as provide testing software for consistent skills testing and information management.

    HEALTHCARE CLINICAL OPERATIONS. The Company maintains quality control standards through its national Clinical Operations Department. This department sets Company-wide medical policies and procedures and establishes guidelines for compliance with federal, state and local regulations in order to maintain consistent quality in patient care. All Interim HealthCare offices have registered nurses who provide supervision of patient care at the local level and coordinate business strategy with the national organization. Further, as a part of its overall strategy to become a full-service home care provider, Interim has entered into a number of relationships with pharmaceutical and home medical equipment vendors.

    CORPORATE MANAGED CARE AND MEDICARE EXPERTISE. During 1995, approximately 10% of the Company's revenues were derived from employer insurance plans, HMO plans, indemnity insurance plans and private funds. The Company has worked in tandem with many of the largest HMOs, insurance carriers and health care facilities and has developed experience with per episode and capitated rates, as well as traditional fee-for-service payment systems.

    Approximately 5% of the Company's 1995 revenues were from the Medicare program and approximately 4% were from Medicaid programs. Proposals have been advanced to change the current Medicare cost reimbursement scheme by substituting a prospective payment plan. Most prospective payment proposals would phase in a payment system under which providers would ultimately receive payment on a "per episode" basis, with overall payment limits as well as the opportunity for providers to share in savings to the extent program payments to providers are less than annual aggregate limits. While there can be no assurance that any such proposals will be implemented, nor any assurance as to the final form of such legislation, Interim does not anticipate any adverse impact from such changes because of its ability to manage its Medicare caseload and its ability to keep its current Medicare service costs well below existing cost caps.

SEASONALITY AND CYCLICALITY OF BUSINESS

    The   Company's  businesses  are  not  seasonal  in  nature.  The  Company's commercial business has historically been considered to be cyclical, often acting as a coincidental indicator of both economic downswings and upswings. However, as a result of general shifting of employment patterns and the growth in On-Premise, this business is becoming less cyclical. In addition, the Company's health care business is not cyclical and tends to dampen any cyclical effects from the commercial sector. No single customer accounts for more than 1% of the Company's revenues.

COMPETITION

    The flexible staffing industry is competitive with limited barriers to entry. In addition to the Company, Manpower, Inc., Kelly Services, Inc., and the Olsten Corporation are the principal national companies in the flexible staffing industry. The Company also competes with CDI Corporation, Career Horizons, Inc., Accustaff, Inc., Robert Half International, Inc., Keane, Inc., COREStaff, Inc., Alternative Resources Corporation and Norrell Corporation, as providers of flexible staffing in regional or specialty staffing markets and with a variety of smaller, local providers of flexible staffing. No single competitor has more than a 7% national market share, based on system-wide sales. The Company and the Olsten Corporation are the principal national staffing companies providing health care personnel. Management believes that, based on system-wide sales, the Company is the fourth largest provider of staffing services in the United States and is the seventh largest provider in the world.

    Management believes that the Company's size gives it an advantage over smaller local competitors. As large companies and government agencies in the commercial area and large insurance companies, hospitals and physician groups in the health care area are increasingly contracting staffing services on a national and regional basis, flexible staffing companies that lack a significant presence may be at a disadvantage in bidding for this business.

TRADEMARKS

    In 1992, the Company changed its name and primary identifying trademarks from "PERSONNEL POOL" and "MEDICAL PERSONNEL POOL" to "INTERIM" and the related "INTERIM" marks described below. A few locations continue to operate under the "MEDICAL PERSONNEL POOL" and "PERSONNEL POOL" marks (or related marks used by such location prior to its acquisition by the Company). The Company has undertaken extensive national and local advertising and marketing efforts to increase its name recognition in the marketplace.

    The Company uses and has registered with the United States Patent and Trademark Office the trademarks: INTERIM, INTERIM ACCOUNTING, INTERIM HEALTHCARE, INTERIM PERSONNEL SERVICES, INTERIM IN-TOUCH, INTERIM LEGAL, INTERIM ON-PREMISE, PHYSICIANS, INTERIM THERAPY, DEPOSUMS, INTERPATH, TEMPLINK, SKILL ANALYZER, TEMPORARY HEROS, INTERIM ASSISTED CARE, MEDICAL PERSONNEL POOL and PERSONNEL POOL; it uses and has applications for registration pending for the trademarks: INTERIM COURT REPORTING, INTERIM TECHNOLOGY, DEPOLAB, and INTERIM ATTORNEYS; and it uses and claims ownership of the unregistered trademarks:
INTERIM CARE MANAGEMENT, INTERIM PERSONNEL, INTERIM FACILITIES MANAGEMENT, INTERIM FINANCIAL PERSONNEL, INTERIM HOME CARE, INTERIM OCCUPATIONAL HEALTH SERVICES, INTERIM MANAGED SERVICES, INTERIM OFFICE TECHNOLOGY, INTERIM STAFFING and VICTOR PERSONNEL.

GOVERNMENTAL REGULATION

    Flexible staffing firms are generally subject to one or more of the following types of government regulations: (i) regulation of the employer/employee relationship between a firm and its flexible staff; (ii) registration, licensing, record keeping and reporting requirements; and (iii) substantive limitations on its operations. Flexible staffing firms are the legal employers of their temporary workers. Therefore, the firm is governed by laws regulating the employer/employee relationship, such as tax withholding or reporting, social security or retirement, anti-discrimination and workers' compensation.

    The Company's HealthCare Division is subject to periodic examinations by government agencies and to extensive government regulation under federal, state and local law, including licensing requirements, certificate of need requirements, Medicare and Medicaid certification requirements, reimbursement requirements, anti-fraud, anti-abuse and anti-kickback statutes and regulations, and laws prohibiting physician ownership or compensation arrangements with home care agencies. Health care providers are also subject to extensive documentation requirements of government agencies and industry participants, such as insurance companies and managed care companies. These regulations can affect the ability of the Company to collect its fees for services provided. There can be no assurance that the Company will be able to continue to obtain or maintain the required governmental approvals or licenses, obtain reimbursement for its services or avoid compliance or other problems under applicable laws and regulations.

    The federal and state governments have enacted in the past, and will enact in the future, laws and regulations that affect the provision of and reimbursement for Medicare services by the Company. However, management believes that because home care services and flexible staffing enable health care providers to lower the cost of providing medical services, health care reform may increase the use of flexible staffing and home care services, which are less costly than institutional care.

    Currently, 193 Interim HealthCare locations (approximately 50%) are accredited by the Joint Commission on Accreditation of Health care Organizations ("JCAHO"). Applications for accreditation by the JCAHO are pending for additional branch and franchised offices. Being accredited by the JCAHO can simplify the process of becoming an approved home care provider under the Medicare program and becoming licensed to provide home care services in some states. The Company intends to seek JCAHO accreditation of all branch and licensed offices and to encourage all franchised offices to do so as well.

    New York State requires the approval by the Public Health Council of the New York State Department of Health ("NYPHC") of any changes in "the controlling person" of an operator of a licensed health care services agency (a "LHCSA"). Control of an entity is presumed to exist if any person owns, controls or holds the power to vote 10% or more of the voting securities of such entity. A person seeking approval as a controlling person of an operator of a LHCSA must file an application for NYPHC approval within 30 days of becoming a controlling person, and pending a decision by the NYPHC, such person may not exercise control over LHCSA. The Company has six offices in New York State which are LHCSA's. These offices accounted for 2.3% of the Company's revenues during 1995. If any person should become the owner or holder, or acquire control, or the right to vote 10% or more of the common stock of the Company, such person could not exercise control of the Company's LHCSAs until such ownership, control or holding has been approved by the NYPHC.

    The Company's sale of franchises and licenses is regulated by the Federal Trade Commission and by authorities in approximately 17 states and one Canadian province. The Company must deliver a franchise offering circular (similar to a prospectus) to prospective franchisees or licensees. The Company has either filed the appropriate registration or obtained an exemption from registration in states which require franchisors to register in order to sell franchises. The Company does not anticipate that these requirements will have any material effect on its ability to sell franchises or licenses.

LEGAL AND ADMINISTRATIVE PROCEEDINGS
    The Company, in the ordinary course of its business, is threatened with or named as a defendant in various lawsuits, and the Company maintains insurance in such amounts and with such coverage and deductibles as management believes are reasonable and prudent. The principal risks that the Company insures against are workers' compensation, personal injury, bodily injury, property damage, professional malpractice, errors and omissions and fidelity losses.

EMPLOYEES
    The Company estimates that it placed approximately 380,000 flexible personnel with clients in 1995, of which approximately 78,000 were placed, on average, at any given time. In addition, the Company employed approximately 3,300 staff employees at its corporate headquarters, field offices and national processing center.

                              SELLING STOCKHOLDERS

    The table below sets forth the beneficial ownership of the Company's Common Stock by the Selling Stockholders at July 29, 1996, and following the sale of the shares of Common Stock offered hereby.

                                 SHARES OF                              SHARES OF
                                COMMON STOCK                           COMMON STOCK
                                BENEFICIALLY                        TO BE BENEFICIALLY
                                OWNED BEFORE                           OWNED AFTER
                              SALE UNDER THIS                        SALE UNDER THIS
        NAME OF              PROSPECTUS (1)(2)                          PROSPECTUS
        SELLING           ------------------------   SHARES TO   ------------------------
      STOCKHOLDERS         NUMBER     PERCENTAGE      BE SOLD     NUMBER     PERCENTAGE
- ------------------------  ---------  -------------  -----------  ---------  -------------
Ira Brown (1)(2)          1,101,640      7.1%           220,000    801,640
Myra Brown (1)(2)         1,101,640       7.1            80,000    801,640

- ------------------
(1) Includes 799,772 shares owned directly by Ira Brown, 168,011 shares owned directly by Myra Brown, 50,257 shares owned by Ira and Myra Brown's daughter Rene Brown, over which Mr. and Mrs. Brown severally have voting and dispositive power pursuant to a power of attorney, and 83,600 shares owned by and in the name of the Ira B. Brown Foundation, for which Ira B. Brown serves as a co-trustee.

(2) Until May 23, 1996, Mr. Brown served as a director, and as the Chairman and Chief Executive Officer of Brandon and Mrs. Brown served as a director and officer of Brandon.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 27,500,000, shares of which 25,000,000 shares are Common Stock (the "Common Stock") and 2,500,000 shares are Preferred Stock (the "Preferred Stock"). As of March 29, 1996, there were 15,407,958 issued and outstanding shares of Common Stock as adjusted, and approximately 1,420,533 additional shares of Common Stock are reserved for issuance upon the execise of stock options that have been or may be granted under the Company's stock option plans. As of March 29, 1996, there were no issued and outstanding shares of Preferred Stock. On September 9, 1996, the Company's Stockholders will vote on a proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock to
50,000,000.

COMMON STOCK

    Generally, the vote of the holders of a majority of all shares of stock of the Company voting (whether in person or by proxy) on a matter will decide such matter, unless express provisions of law or the Company's Restated Certificate of Incorporation require a different vote. All shares of Common Stock are deemed to be voting stock of the Company, and all holders thereof are entitled to one vote for each share of stock standing in their names. Holders of Common Stock have no pre-emptive rights to purchase or subscribe for any stock or other securities of the Company. The outstanding Common Stock is fully paid and non-assessable. Each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors at any meeting out of funds legally available therefor. No dividend or other distribution with respect to the Common Stock has ever been paid by the Company, other than in connection with the stockholder rights plan discussed below. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

    The Company has in place a stockholder rights plan designed to deter coercive or unfair takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price. Under the plan, a dividend of one right (a "Right") per share was declared and paid on each share of Common Stock outstanding on April 1, 1994 and with respect to shares of Common Stock issued after such date, Rights will automatically attach to them after their issuance. Under the plan, holders of each Right may purchase from the Company one one-hundredth of a share of a new class of Preferred Stock, par value $.01 per share, at a price of $98.00, subject to adjustment, when the Rights become exercisable. The Rights become exercisable when a person or group of persons acquires 15% or more of the outstanding shares of Common Stock without prior written approval of the Company's Board of Directors ("Unapproved Stock Acquisition"), and after ten business days following the commencement of a tender offer that would result in an Unapproved Stock Acquisition. If a person or group of persons makes an Unapproved Stock Acquisition, the registered holder of each Right has the right to purchase, for the exercise price of the Right, a number of shares of Common Stock having a market value equal to twice the exercise price of the Right. Following an Unapproved Stock Acquisition, if the Company is involved in a merger, or 50% or more of the Company's assets or earning power are sold, the registered holder of each Right has the right to purchase, for the exercise price of the Right, a number of shares of the common stock of the acquiring company having a market value equal to twice the exercise price of the Right. After an Unapproved Stock Acquisition, but before any person or group of persons acquires 50% or more of the outstanding shares of Common Stock, the Board of Directors may exchange all or part of the then outstanding and exercisable Rights for Common Stock at an exchange ratio of one share of Common Stock per Right. Upon any such exchange, the right of any holder to exercise a Right terminates. The Company may redeem the Rights at a price of $.01 per Right at any time prior to an Unapproved Stock Acquisition (and after such time in certain circumstances). The Rights expire on April 1, 2004, unless extended by the Board of Directors. Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of the Company, including the right to vote or to receive dividends. The issuance of the Rights alone has no dilutive effect and does not affect reported earnings per share.

PREFERRED STOCK

    The Company's Board of Directors has the authority to issue up to 2,500,000 shares of Preferred Stock, par value $.01 per share, in one or more series and to fix, by resolution, the number of shares constituting any such series, the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights, amounts payable on liquidation and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. No shares of Preferred Stock are outstanding. Any shares of Preferred Stock so authorized and issued may have priority over the Common Stock with respect to dividend and liquidation rights.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    The Company's authorized but unissued shares are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of proper corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions and for employee benefit plans.

    One of the effects of the existence of unissued and unreserved Preferred Stock and Common Stock may be to enable the Company's Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Issuance of Preferred Stock might, under certain circumstances, deter the acquisition of the Company or its securities by a person concerned about the terms or effect of such Preferred Stock.

INCREASED IN AUTHORIZED SHARES

    Immediately prior to the consummation of the Offering, the Company will amend its Restated Certificate of Incorporation to (i) increase the number of authorized shares of Common Stock, par value $0.01 per share, from 25,000,000 to 50,000,000 in order to provide the Company flexibility to meet future needs for unreserved Common Stock and (ii) to reduce the vote required to amend the number and type of authorized shares of stock of the Company from a 2/3 vote to a majority vote of the outstanding shares of stock of the Company entitled to vote thereon.

                            VALIDITY OF COMMON STOCK

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bryan Cave LLP, Kansas City, Missouri and for the Underwriters by Sullivan & Cromwell, Washington, DC.

                                    EXPERTS

    The supplemental consolidated financial statements and financial statement schedules of the Company as of December 30, 1994 and December 29, 1995, and for each of the three years in the period ended December 29, 1995, included in the Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports thereon appearing herein and elsewhere in this Registration Statement and have been so included in reliance upon the reports of such firm upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 7th Floor, New York, New York 10048. Copies of such materials may be obtained from the web site that the Commission maintains at http://www.sec.gov. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, Incorporated, 301 Pine Street, San Francisco, California 94104.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission (File No. 0-23198) pursuant to the Exchange Act are incorporated herein by reference:

    1. the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1995;

    2. the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1996;

    3. the Company's Current Reports on Form 8-K dated December 15, 1995, and as amended by Form 8-K/A dated February 2, 1996;

    4. the Company's Registration Statement on Form S-4, dated April 24, 1996 (File No. 333-2773);

    5.  the Company's Current Report on Form 8-K, dated June 6, 1996; and

    6. all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby.

    The Company  will  provide without  charge  to each  person,  including  any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, 2050 Spectrum Boulevard, Fort Lauderdale, FL 33309, Attention: Roy Krause, telephone: (954) 938-7600.
                                 --------------

    Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

                             INTERIM SERVICES INC.
            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Independent Auditors' Report...............................................................................  F-2

Supplemental Consolidated Statements of Earnings for the Years Ended December 24, 1993, December 30, 1994
 and December 29, 1995 and the Quarters Ended March 31, 1995 and March 29, 1996 (Unaudited)................  F-3

Supplemental Consolidated Balance Sheets as of December 30, 1994, December 29, 1995 and March 29, 1996
 (Unaudited)...............................................................................................  F-4

Supplemental Consolidated Statements of Stockholders' Equity for the Years Ended December 24, 1993,
 December 30, 1994 and December 29, 1995 and the Quarter Ended March 29, 1996 (Unaudited)..................  F-5

Supplemental Consolidated Statements of Cash Flows for the Years Ended December 24, 1993, December 30, 1994
 and December 29, 1995 and the Quarters Ended March 31, 1995 and March 29, 1996 (Unaudited)................  F-6

Notes to Supplemental Consolidated Financial Statements....................................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Interim Services Inc.
Fort Lauderdale, Florida

    We have audited the accompanying supplemental consolidated balance sheets of Interim Services Inc. and subsidiaries as of December 30, 1994 and December 29, 1995, and the related supplemental consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 29, 1995. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits. The supplemental financial statements give retroactive effect to the merger of Brandon Systems Corporation with Interim Services Inc. on May 23, 1996, which has been accounted for as a pooling-of-interests as described in Note 1 to the supplemental financial statements. Generally accepted accounting principles prescribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of Interim Services Inc. and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the supplemental financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall supplemental financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interim Services Inc. and subsidiaries as of December 30, 1994 and December 29, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1995, in conformity with generally accepted accounting principles applicable after consolidated financial statements are issued for a period which includes the date of consummation of the business combination.

DELOITTE & TOUCHE LLP

Fort Lauderdale, Florida
July 29, 1996

                             INTERIM SERVICES INC.
                SUPPLEMENTAL CONSOLIDATED STATEMENT OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEARS ENDED                    QUARTERS ENDED
                                                      -------------------------------------  ------------------------
                                                       DEC. 24,     DEC. 30,     DEC. 29,     MARCH 31,    MARCH 29,
                                                         1993         1994         1995         1995         1996
                                                      -----------  -----------  -----------  -----------  -----------
                                                                                                   (UNAUDITED)
Revenues............................................  $   574,260  $   704,696  $   864,247  $   193,652   $ 264,725
Cost of services....................................      402,039      491,404      600,169      134,536     185,728
                                                      -----------  -----------  -----------  -----------  -----------
    Gross profit....................................      172,221      213,292      264,078       59,116      78,997
                                                      -----------  -----------  -----------  -----------  -----------
Selling, general and administrative expenses........      119,763      137,859      177,105       40,364      55,777
Licensee commissions................................       20,586       33,796       37,295        8,644       9,182
Amortization of intangibles.........................        5,671        6,041        6,884        1,626       2,149
Merger expense......................................           --           --           --           --         417
Interest expense....................................          137          112          990           17       1,636
                                                      -----------  -----------  -----------  -----------  -----------
                                                          146,157      177,808      222,274       50,651      69,161
                                                      -----------  -----------  -----------  -----------  -----------
Earnings before taxes...............................       26,064       35,484       41,804        8,465       9,836
Income taxes........................................       12,241       16,028       18,071        3,773       4,347
                                                      -----------  -----------  -----------  -----------  -----------
    Net earnings....................................  $    13,823  $    19,456  $    23,733  $     4,692   $   5,489
                                                      -----------  -----------  -----------  -----------  -----------
                                                      -----------  -----------  -----------  -----------  -----------
Net earnings per common and common equivalent
 shares.............................................               $      1.26  $      1.52  $      0.30   $    0.35
                                                                   -----------  -----------  -----------  -----------
                                                                   -----------  -----------  -----------  -----------
Supplemental earnings data (unaudited):
  Pro forma net earnings............................  $    12,850
                                                      -----------
                                                      -----------
  Pro forma net earnings per share..................  $      0.93
                                                      -----------
                                                      -----------
Weighted average shares outstanding.................       13,873       15,391       15,662       15,649      15,839
                                                      -----------  -----------  -----------  -----------  -----------
                                                      -----------  -----------  -----------  -----------  -----------

          See notes to supplemental consolidated financial statements.

                             INTERIM SERVICES INC.
                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                                       DECEMBER 30,    DECEMBER 29,    MARCH 29,
                                                                           1994            1995          1996
                                                                      --------------  --------------  -----------
                                                                                                      (UNAUDITED)
Current Assets:
  Cash and cash equivalents.........................................   $      6,872    $      4,025    $   2,468
  Marketable securities.............................................         10,335          15,675       15,381
  Receivables, less allowance for doubtful accounts of $1,602,
   $2,176 and $2,789 at December 30, 1994, December 29, 1995 and
   March 29, 1996, respectively.....................................        101,720         143,209      152,656
  Insurance deposits................................................         43,695          50,686       54,918
  Other current assets..............................................          6,126           9,270        8,622
                                                                      --------------  --------------  -----------
    Total current assets............................................        168,748         222,865      234,045
Intangible Assets, net..............................................         91,699         171,529      169,686
Property and Equipment, net.........................................         20,456          27,128       30,289
Other Assets........................................................         10,747          20,106       21,375
                                                                      --------------  --------------  -----------
                                                                       $    291,650    $    441,628    $ 455,395
                                                                      --------------  --------------  -----------
                                                                      --------------  --------------  -----------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable to banks............................................   $      6,100    $     54,727    $  53,900
  Accounts payable and other accrued expenses.......................         17,810          25,829       23,848
  Accrued salaries, wages, and payroll taxes........................         19,524          30,005       34,839
  Accrued insurance.................................................         42,520          43,319       47,091
  Dividend payable..................................................            311             372          374
  Accrued income taxes..............................................            486           1,087        3,325
                                                                      --------------  --------------  -----------
    Total current liabilities.......................................         86,751         155,339      163,377
Long-Term Obligations...............................................             --          60,000       60,000
Commitments and Contingencies (see notes 14 and 15)
Stockholders' Equity:
  Preferred stock, par value $.01 per share; 2,500,000 shares
   authorized; none issued or outstanding...........................             --              --           --
  Common stock, par value $.01 per share; 25,000,000 shares
   authorized; 15,424,870, 15,376,248 and 15,407,958 shares issued and outstanding at December 30, 1994, December 29, 1995 and March
   29, 1996, respectively...........................................            154             154          154
  Additional paid-in capital........................................         86,069          85,121       85,727
  Unrealized gain (loss) on marketable securities...................            (72)             26           30
  Retained earnings.................................................        118,748         140,988      146,107
                                                                      --------------  --------------  -----------
    Total stockholders' equity......................................        204,899         226,289      232,018
                                                                      --------------  --------------  -----------
                                                                       $    291,650    $    441,628    $ 455,395
                                                                      --------------  --------------  -----------
                                                                      --------------  --------------  -----------

          See notes to supplemental consolidated financial statements.

                             INTERIM SERVICES INC.
          SUPPLEMENTAL CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                     UNREALIZED
                                                                       ADDITIONAL     GAIN ON
                                                                         PAID-IN     MARKETABLE    RETAINED
                                                        COMMON STOCK     CAPITAL     SECURITIES    EARNINGS      TOTAL
                                                        -------------  -----------  ------------  -----------  ---------

Balance as of December 26, 1992.......................    $     100     $      --    $       --    $  74,667   $  74,767
Adjustment for pooling-of-interests...................           38         5,778            --       13,096      18,912
                                                              -----    -----------  ------------  -----------  ---------
Balance as of December 26, 1992, restated.............          138         5,778            --       87,763      93,679

Net earnings..........................................           --            --            --       13,823      13,823
Transactions of pooled company........................           --           130            --         (944)       (814)
Change in foreign currency translation adjustment.....           --            --            --           17          17
Contribution to capital...............................           --        51,289            --           --      51,289
                                                              -----    -----------  ------------  -----------  ---------
Balance as of December 24, 1993.......................          138        57,197            --      100,659     157,994

Net earnings..........................................           --            --            --       19,456      19,456
Transactions of pooled company........................            1           612           (72)      (1,105)       (564)
Change in foreign currency translation adjustment.....           --            --                       (262)       (262)
Proceeds from exercise of over-allotment option net of
 expenses of $1,725...................................           15        28,260            --           --      28,275
                                                              -----    -----------  ------------  -----------  ---------
Balance as of December 24, 1994.......................          154        86,069           (72)     118,748     204,899

Net earnings..........................................           --            --            --       23,733      23,733
Transactions of pooled company........................           --        (1,349)           98       (1,308)     (2,559)
Change in foreign currency translation adjustment.....           --            --            --         (185)       (185)
Proceeds from exercise of employee stock options......           --           401            --           --         401
                                                              -----    -----------  ------------  -----------  ---------
Balance as of December 29, 1995.......................          154        85,121            26      140,988     226,289

Net earnings..........................................           --            --            --        5,489       5,489
Transactions of pooled company........................           --           190             4         (374)       (180)
Change in foreign currency translation adjustment.....           --            --            --            4           4
Proceeds from exercise of employee stock options......           --           416            --           --         416
                                                              -----    -----------  ------------  -----------  ---------
Balance as of March 29, 1996 (unaudited)..............    $     154     $  85,727    $       30    $ 146,107   $ 232,018
                                                              -----    -----------  ------------  -----------  ---------
                                                              -----    -----------  ------------  -----------  ---------

          See notes to supplemental consolidated financial statements.

                             INTERIM SERVICES INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         YEARS ENDED                  QUARTERS ENDED
                                                               -------------------------------  --------------------------
                                                               DEC. 31,   DEC. 30,   DEC. 29,    MARCH 31,     MARCH 29,
                                                                 1993       1994       1995        1995          1996
                                                               ---------  ---------  ---------  -----------  -------------
                                                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Earnings...............................................  $  13,823  $  19,456  $  23,733   $   4,692     $   5,489
  Adjustments to reconcile net earnings to net cash from
   operating activities:
    Depreciation and amortization............................     11,419     12,173     14,556       3,376         4,367
    (Benefit from) Provision for deferred taxes on income....     (1,487)       775        (89)        (68)           30
    Changes in assets and liabilities, net of effects of
     acquisitions:
      Receivables............................................    (10,079)   (19,118)   (27,458)     (4,295)       (9,461)
      Insurance deposits.....................................     (3,388)   (12,448)    (6,991)       (766)       (4,233)
      Other current assets...................................     (2,591)       285     (2,334)     (1,602)          615
      Other assets...........................................       (574)    (5,324)    (9,527)        741        (1,246)
      Accounts payable and accrued expenses..................        (77)     2,438      3,143      (1,467)       (1,868)
      Accrued salaries, wages and payroll taxes..............       (351)     6,797     10,481       1,941         4,835
      Accrued insurance......................................      4,427      8,171        799         665         3,772
      Accrued income taxes...................................      3,042     (2,810)       460       1,518         2,238
      Other..................................................        138       (335)      (211)         42             4
                                                               ---------  ---------  ---------  -----------  -------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES............     14,302     10,060      6,562       4,777         4,542
                                                               ---------  ---------  ---------  -----------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.......................................     (5,980)    (9,576)   (11,303)     (2,949)       (5,349)
  Purchases of marketable securities.........................     (7,927)   (10,276)   (16,910)     (5,405)       (1,103)
  Proceeds from sales of marketable securities...............      6,849      9,106     11,736       3,975         1,404
  Decrease in deposits.......................................         (4)        (4)        35          (1)          (41)
  Acquisitions, net of cash acquired.........................     (4,058)   (10,758)   (98,990)     (3,025)         (417)
                                                               ---------  ---------  ---------  -----------  -------------
        NET CASH USED IN INVESTING ACTIVITIES................    (11,120)   (21,508)  (115,432)     (7,405)       (5,506)
                                                               ---------  ---------  ---------  -----------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuances (Repayments) of Notes Payable....................         --      6,100    108,218         700          (827)
  Dividends paid.............................................       (893)    (1,032)    (1,247)       (311)         (372)
  Purchase of treasury stock.................................         (3)        --     (1,805)         --            --
  Issuance of Common Stock under employee stock purchase
   plan......................................................         --        144        189          49            59
  Issuance of Common Stock under dividend reinvestment and
   stock purchase plan.......................................         --         --          4          --             4
  Repayments to H&R Block....................................     (7,728)   (30,000)        --          --            --
  Proceeds from exercise of employee stock options...........         84        467        664         135           543
  Proceeds from exercise of over-allotment option............         --     28,275         --          --            --
                                                               ---------  ---------  ---------  -----------  -------------
        NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES..     (8,540)     3,954    106,023         573          (593)
                                                               ---------  ---------  ---------  -----------  -------------
Net decrease in cash and cash equivalents....................     (5,358)    (7,494)    (2,847)     (2,055)       (1,557)
Cash and cash equivalents, beginning of period...............     19,724     14,366      6,872       6,872         4,025
                                                               ---------  ---------  ---------  -----------  -------------
Cash and cash equivalents, end of period.....................  $  14,366  $   6,872  $   4,025   $   4,817     $   2,468
                                                               ---------  ---------  ---------  -----------  -------------
                                                               ---------  ---------  ---------  -----------  -------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Income taxes paid..........................................  $   9,337  $  16,911  $  17,570   $   2,942     $   2,076
                                                               ---------  ---------  ---------  -----------  -------------
                                                               ---------  ---------  ---------  -----------  -------------
  Interest paid..............................................  $     456  $     528  $   1,452   $     178     $   1,910
                                                               ---------  ---------  ---------  -----------  -------------
                                                               ---------  ---------  ---------  -----------  -------------
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
Conversion of due to parent indebtedness to a $30 million
 term loan and contribution of balance to additional paid-in capital.....................................................  $  30,000
Term loan....................................................     51,289
                                                               ---------
Additional paid-in capital...................................  $  81,289
                                                               ---------
                                                               ---------

          See notes to supplemental consolidated financial statements.

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1.  ORGANIZATION

    HISTORY -- Prior to January 27, 1994, the effective date of its initial public offering, Interim Services Inc. ("Interim" or the "Company") was a wholly-owned subsidiary of H&R Block, Inc. ("Block"). On January 27, 1994, Block completed the sale at $20 per share of 10 million shares of Interim, its entire holdings. On January 28, 1994, Interim's shares commenced trading on the Nasdaq National Market. In addition, the underwriters for the offering exercised their over-allotment option and purchased from Interim an additional 1.5 million shares at $20 per share. The net proceeds to Interim were $28,275.

    Prior to September 25, 1993, the Company's working capital and acquisition financing were provided by Block. There was no interest charged on intercompany debt. Effective September 25, 1993, Block formalized this arrangement by (i) providing a revolving credit facility in the amount of $20,000 to fund the operating requirements of Interim; (ii) converting $30,000 of intercompany indebtedness on such date to a term loan, and (iii) contributing $51,289 to the capital of Interim. The supplemental earnings data for the year ended December 24, 1993 (unaudited) gives effect to this arrangement as if it occurred at the beginning of the period. Interest expense has been computed at 6% and income taxes at the statutory rate.

    BUSINESS -- The Company is a leader in providing a comprehensive range of customized staffing solutions, including flexible staffing, home care, full-time placement, consulting and other value-added services on a national basis to businesses, professional and service organizations, governmental agencies, health care facilities and individuals. As of March 31, 1996, the Company operated through a network of offices in the U.S., Canada and the United Kingdom.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION -- The supplemental consolidated financial statements include the accounts of Interim and Brandon Systems Corporation ("Brandon") (a wholly-owned subsidiary of Interim), collectively referred to as the Company. As discussed in Note 3, on May 23, 1996, Brandon became a wholly-owned subsidiary of Interim. These supplemental consolidated financial statements have been prepared under the pooling-of-interests method of accounting and reflect the combined financial position and operating results of Interim and Brandon for all periods presented. Upon issuance of the Company's second quarter fiscal 1996 results of operations for the period ended June 28, 1996, these supplemental consolidated financial statements will become the historical financial statements of the Company. There were no significant intercompany transactions during the periods covered by these supplemental consolidated financial statements.

    PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

    PERVASIVENESS OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FISCAL YEAR -- The Company's fiscal year is comprised of 52 or 53 weeks, ending on the last Friday in December. The year ended December 30, 1994 contained 53 weeks and the years ended December 29, 1995 and December 24, 1993 contained 52 weeks.

    INTANGIBLE ASSETS -- The excess of cost of franchise and independent offices acquired over the fair value of net assets acquired is being amortized on a straight-line basis over various periods averaging

                       (IN THOUSANDS, EXCEPT SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) approximately 29 years. The Company evaluates the recoverability of its investments in such intangible assets in relation to anticipated cash flows on an undiscounted basis. If the estimated future cash flows are projected to be less than the carrying value, an impairment write-down would be recorded.

    REVENUES -- The Company generates revenues from sales by its own branch and licensed operations and from royalties earned on sales by its franchise operations. Franchise royalties, which are included in revenues, were $20,458, $22,790 and $24,316 for the years ended December 24, 1993, December 30, 1994 and December 29, 1995, respectively, and $5,803 and $6,269 for the three months ended March 31, 1995 and March 29, 1996, respectively. Revenues and the related labor costs and payroll taxes are recorded in the period in which the service is performed.

    The Company utilizes two forms of franchising agreements. Under the first form, the Company records franchise royalties, based upon the contractual percentage of franchise sales, in the period in which the franchise provides the service. Under the second form (termed "license" by the Company), revenues generated by the franchisee operations and related direct costs are included as part of the Company's revenues from services and cost of services, respectively. The net distribution paid to the licensee is based upon a percentage of the gross profit generated, and is captioned "licensee commissions" in the Supplemental Consolidated Statements of Earnings.

    Revenues generated from the sales of licenses and franchises are recognized when the Company has performed substantially all of its obligations under its franchise agreements and when collectibility of such amounts is reasonably assured.

    MARKETABLE SECURITIES -- Marketable securities, which consist of tax-exempt securities issued by various state agencies and their political subdivisions, and U.S. Treasury Notes, have been categorized as available for sale and, as a result, are stated at fair value. Unrealized gains and losses are included as a component of stockholders' equity until realized.

    DEPRECIATION AND AMORTIZATION -- Buildings and equipment are depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful life or the lease term using the straight-line method. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase the value of the assets or extend useful lives are capitalized.

    WORKERS' COMPENSATION BENEFITS -- The Company's workers' compensation coverage is retrospectively rated based upon ultimate incurred losses and loss adjustment expenses. Workers' compensation costs are accrued based upon the aggregate of the liability for reported claims and loss adjustment expenses and an actuarially-determined estimated liability for claims incurred but not reported.

    INCOME TAXES -- The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 (SFAS No.
109), "Accounting for Income Taxes". SFAS No. 109 provides that income taxes are accounted for using an asset and liability method which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences, which are not material, between tax bases and financial reporting bases of assets and liabilities.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company has entered into an income tax sharing agreement with Block to provide for the payment of taxes for periods prior to January 27, 1994, during which Block and the Company filed a consolidated federal income tax return, and whereby Block shall be liable for, and shall hold the Company harmless against, any liability for income taxes for any period prior to January 27, 1994.

    EARNINGS PER SHARE -- Earnings per share and supplemental earnings per share (see Note 1) are computed based upon the weighted average number of common and common equivalent shares outstanding, adjusted for the exchange ratio of the merger described in Note 3. Earnings per share and supplemental earnings per share, assuming full dilution, have not been shown as there would be no material dilution.

    ALLOWANCE FOR DOUBTFUL ACCOUNTS -- The Company carries accounts and notes receivable at the amount it deems to be collectible. Accordingly, the Company provides allowances for accounts and/or notes receivable it deems to be uncollectible based on management's best estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts and/or notes receivable that become uncollectible could differ from those estimated.

    CONSOLIDATED STATEMENTS OF CASH FLOWS -- For purposes of the Supplemental Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

    DISCLOSURE REGARDING FINANCIAL INSTRUMENTS -- The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the relatively short maturity of the respective instruments.

    The carrying amounts of notes payable to banks and long-term debt obligations issued pursuant to the Company's bank credit agreements and revolving credit facility approximate fair value because the interest rates on these instruments change with market interest rates.

    NEW ACCOUNTING STANDARDS -- In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. The Company adopted SFAS No. 121 during the quarter ended March 29, 1996. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

    The FASB has also issued SFAS No. 123, "Accounting for Stock-Based Compensation". This statement defines a fair value based method of accounting for an employee stock option. This statement also permits a company to continue to measure compensation costs for their stock option plan using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123 requires disclosure of the pro forma net income and earnings per share that would be reported if the fair value method was utilized. The Company plans to continue to utilize the provisions of APB No. 25 to account for such compensation costs, and will provide the pro forma disclosures required by SFAS No. 123 in their 1996 financial statements.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

3.  THE BRANDON SYSTEMS MERGER
    On May 23, 1996, the Company completed its merger with Brandon Systems Corporation, an information technology staffing company. The Company issued 3,872,690 shares of its common stock in exchange for 100% of the outstanding shares of Brandon common stock. In addition, Brandon stock options outstanding at the effective time of the merger were converted into options to purchase an aggregate of 207,592 additional Interim common shares.

    The merger has been accounted for as a pooling-of-interests for accounting and financial reporting purposes. The pooling-of-interests method of accounting is intended to present as a single interest two or more common shareholders' interests which were previously independent; accordingly, the historical financial statements for the periods prior to the merger are restated as though the companies had been combined. The restated financial statements are adjusted to conform the accounting policies of the combined companies and fiscal reporting periods of the Company.

    All fees and expenses related to the merger and the consolidation and restructuring of the combined companies will be expensed as required under the pooling-of-interests accounting method. Certain expenses have not been reflected in the supplemental consolidated statements of earnings but will be reflected in the consolidated statement of earnings of the Company for the six month period ending June 28, 1996. Such fees and expenses are estimated to be approximately $8,600 ($7,555 after tax) and include investment banking, legal and accounting fees, severance and benefit-related costs, and other costs of consolidating operations. The actual cost of the transaction could vary significantly from those estimates.

    The following summarizes amounts previously reported by Interim and Brandon prior to the transaction:

                                                          YEARS ENDED                    QUARTERS ENDED
                                             -------------------------------------  ------------------------
                                              DEC. 24,     DEC. 30,     DEC. 29,     MAR. 31,     MAR. 29,
                                                1993         1994         1995         1995         1996
                                             -----------  -----------  -----------  -----------  -----------
Revenues:
  Interim..................................  $   515,033  $   634,417  $   780,886  $   173,517  $   242,414
  Brandon..................................       59,227       70,279       83,361       20,135       22,311
                                             -----------  -----------  -----------  -----------  -----------
    Combined...............................  $   574,260  $   704,696  $   864,247  $   193,652  $   264,725
                                             -----------  -----------  -----------  -----------  -----------
                                             -----------  -----------  -----------  -----------  -----------
Net earnings:
  Interim..................................  $    10,383  $    14,157  $    17,527  $     3,241  $     4,245
  Brandon..................................        3,440        5,299        6,206        1,451        1,244
                                             -----------  -----------  -----------  -----------  -----------
    Combined...............................  $    13,823  $    19,456  $    23,733  $     4,692  $     5,489
                                             -----------  -----------  -----------  -----------  -----------
                                             -----------  -----------  -----------  -----------  -----------
Pro forma net earnings:
  Interim..................................  $     9,410
  Brandon..................................        3,440
                                             -----------
    Combined...............................  $    12,850
                                             -----------
                                             -----------
Net earnings per share:
  Interim..................................               $      0.92  $      1.12  $      0.21  $      0.27
  Brandon..................................                      0.34         0.40         0.09         0.08
                                                          -----------  -----------  -----------  -----------
    Combined...............................               $      1.26  $      1.52  $      0.30  $      0.35
                                                          -----------  -----------  -----------  -----------
                                                          -----------  -----------  -----------  -----------
Pro forma net earnings per share:
  Interim..................................  $      0.68
  Brandon..................................         0.25
                                             -----------
    Combined...............................  $      0.93
                                             -----------
                                             -----------

                       (IN THOUSANDS, EXCEPT SHARE DATA)

4.  MARKETABLE SECURITIES
    At December 29, 1995 and March 29, 1996, the net unrealized gains on marketable securities were $44 and $51, respectively and are included in stockholders' equity net of applicable taxes of $18 and $21, respectively. Gross unrealized gains and losses were $87 and $43 at December 29, 1995, respectively, and $59 and $8 at March 29, 1996, respectively. There were $57 of gross realized gains and $37 of gross realized losses during the fiscal year ended December 29, 1995 and $7 gross realized gains and $40 gross realized losses during the three month period ended March 29, 1996. For the purpose of determining gross realized gains and losses, the amortized cost of securities sold is based upon specific identification.

    The contractual maturities of available for sale marketable debt securities, including accrued interest are as follows:

                                          DEC. 30, 1994           DEC. 29, 1995           MARCH 29, 1996
                                      ----------------------  ----------------------  ----------------------
                                       AMORTIZED     FAIR      AMORTIZED     FAIR      AMORTIZED     FAIR
                                         COST        VALUE       COST        VALUE       COST        VALUE
                                      -----------  ---------  -----------  ---------  -----------  ---------
Due within one year.................   $   7,257   $   7,244   $  10,816   $  10,862   $  12,323   $  12,359
Due after one through five years....       1,644       1,613       4,054       4,093       2,842       2,861
Due five through ten years..........         495         489         117         116          10          10
Due after ten years.................       1,061         989         644         604         155         151
                                      -----------  ---------  -----------  ---------  -----------  ---------
                                       $  10,457   $  10,335   $  15,631   $  15,675   $  15,330   $  15,381
                                      -----------  ---------  -----------  ---------  -----------  ---------
                                      -----------  ---------  -----------  ---------  -----------  ---------

5.  INTANGIBLE ASSETS
    A summary of intangible assets is as follows:

                                           WEIGHTED                      WEIGHTED                      WEIGHTED
                                         AVERAGE LIFE     DEC. 30,     AVERAGE LIFE     DEC. 29,     AVERAGE LIFE     MARCH 29,
                                          (IN YEARS)        1994        (IN YEARS)        1995        (IN YEARS)        1996
                                        ---------------  -----------  ---------------  -----------  ---------------  -----------
Excess of cost over fair value of net
 assets acquired......................            23     $   116,670            29     $   202,351            29     $   202,657
Customer lists........................             5           1,706             5           1,985             5           1,986
Non-compete agreements................             5           1,581             5           2,376             5           2,376
Other intangible assets...............             5             531             5             516             5             515
                                                         -----------                   -----------                   -----------
                                                  22         120,488            29         207,228            29         207,534
Less accumulated amortization.........                       (28,789)                      (35,699)                      (37,848)
                                                         -----------                   -----------                   -----------
                                                         $    91,699                   $   171,529                   $   169,686
                                                         -----------                   -----------                   -----------
                                                         -----------                   -----------                   -----------

    Amortization of intangible assets is as follows:

                                                              YEARS ENDED                  THREE MONTHS ENDED
                                                 -------------------------------------  ------------------------
                                                  DEC. 24,     DEC. 30,     DEC. 29,     MARCH 31,    MARCH 29,
                                                    1993         1994         1995         1995         1996
                                                 -----------  -----------  -----------  -----------  -----------
Excess of cost over fair value of net assets
 acquired......................................   $   5,149    $   5,536    $   6,021    $   1,402    $   2,008
Customer lists.................................         302          317          269          130           48
Non-compete agreements.........................         169          132          533           79           77
Other intangible assets........................          51           56           61           15           16
                                                 -----------  -----------  -----------  -----------  -----------
                                                  $   5,671    $   6,041    $   6,884    $   1,626    $   2,149
                                                 -----------  -----------  -----------  -----------  -----------
                                                 -----------  -----------  -----------  -----------  -----------

                       (in thousands, except share data)

6.  PROPERTY AND EQUIPMENT
    A summary of property and equipment follows:

                                                                      DEC. 30,    DEC. 29,    MARCH 29,
                                                                        1994        1995        1996
                                                                     ----------  ----------  -----------
Land...............................................................  $    3,817  $    3,817   $   3,817
Buildings..........................................................       3,718       3,824       3,788
Equipment..........................................................      33,026      42,135      45,796
Software...........................................................       3,990       7,306       7,920
Leasehold Improvements.............................................       1,904       2,228       2,127
Construction in progress...........................................          70       1,009       1,867
                                                                     ----------  ----------  -----------
                                                                         46,525      60,319      65,315
Less accumulated depreciation and amortization.....................     (26,069)    (33,191)    (35,026)
                                                                     ----------  ----------  -----------
                                                                     $   20,456  $   27,128   $  30,289
                                                                     ----------  ----------  -----------
                                                                     ----------  ----------  -----------

    Depreciation and amortization of leasehold improvements for the years ended December 24, 1993, December 30, 1994 and December 29, 1995 amounted to $5,748, $6,132 and $7,672, respectively, and $1,750 and $2,218 for the three months ended March 31, 1995 and March 29, 1996, respectively.

7.  CREDIT FACILITIES

    SHORT-TERM:

    The Company has unsecured, uncommitted lines of credit with several banks based on LIBOR and available to fund the Company's short-term capital requirements. As of December 29, 1995 and March 29, 1996, the Company had borrowings outstanding of $54,727 and $53,900, respectively, under these agreements.

    LONG-TERM:

    On April 6, 1994, the Company replaced a $30,000 term loan and a $20,000 revolving credit facility with a new five-year $50,000 committed senior revolving credit agreement. In November, 1995, this facility was increased to $150,000. This credit facility is available to fund the Company's general corporate needs, to fund working capital and to fund acquisitions. Interest charged on the facility is based, at the Company's option, on either the banks' base rate or LIBOR plus an applicable margin. The margin changes based on the Company's leverage and fixed charge ratios. The facility contains customary covenants, which include the maintenance of certain financial ratios including minimum net worth, restrictions on the incurrence of liens and additional indebtedness. This facility terminates on April 6, 1999. As of December 29, 1995 and March 29, 1996, the Company had borrowings outstanding of $60,000 under this facility, and was in compliance with all of its terms.

8.  INCOME TAXES
    The provision for income taxes is comprised of the following:

                                                                  YEARS ENDED                 QUARTERS ENDED
                                                        -------------------------------  ------------------------
                                                        DEC. 24,   DEC. 30,   DEC. 29,    MARCH 31,    MARCH 29,
                                                          1993       1994       1995        1995         1996
                                                        ---------  ---------  ---------  -----------  -----------
     Currently payable:
      Federal.........................................  $  11,051  $  12,230  $  14,509   $   3,081    $   3,500
      State and local.................................      2,677      3,023      3,636         760          817
                                                        ---------  ---------  ---------  -----------  -----------
                                                           13,728     15,253     18,145       3,841        4,317
    Deferred..........................................     (1,487)       775        (74)        (68)          30
                                                        ---------  ---------  ---------  -----------  -----------
                                                        $  12,241  $  16,028  $  18,071   $   3,773    $   4,347
                                                        ---------  ---------  ---------  -----------  -----------
                                                        ---------  ---------  ---------  -----------  -----------

                       (IN THOUSANDS, EXCEPT SHARE DATA)

8.  INCOME TAXES (CONTINUED)
    The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate:

                                                                  YEARS ENDED                      QUARTERS ENDED
                                                     -------------------------------------  ----------------------------
                                                      DEC. 24,     DEC. 30,     DEC. 29,      MARCH 31,      MARCH 29,
                                                        1993         1994         1995          1995           1996
                                                     -----------  -----------  -----------  -------------  -------------
Statutory rate.....................................        35.0%        35.0%        35.0%         35.0%          35.0%
Increase in income taxes resulting from:
  State income taxes, net of federal benefit.......         6.0          5.8          5.6           5.7            5.5
  Non-deductible amortization of intangibles.......         6.5          4.7          3.9           4.8            4.1
  Other............................................        (0.5)        (0.3)        (1.3)         (0.9)          (0.4)
                                                            ---          ---          ---           ---            ---
                                                           47.0%        45.2%        43.2%         44.6%          44.2%
                                                            ---          ---          ---           ---            ---
                                                            ---          ---          ---           ---            ---

9.  EMPLOYEE BENEFIT PLANS
    The Company and Brandon each maintain voluntary defined contribution 401(k) profit sharing plans covering all eligible employees as defined in the respective plan documents. For Interim employees, the plan provides a discretionary matching contribution of up to 25% of employee contributions up to 6% of compensation contributed by eligible employees. In years when budget objectives are attained, the plan provides for up to an additional 25% matching contribution payable in Interim Common Stock. For Brandon employees, the discretionary matching contribution permitted by the plan is equal to 25% of the first 6% of compensation contributed by eligible full-time salaried employees. In addition, each year the Company may elect to make a profit sharing contribution to eligible full-time salaried employees. Additionally, the Company had sponsored a profit sharing plan for Interim employees who had completed 1,000 hours of service within a twelve month period. The profit sharing plan was non-contributory, with amounts funded for the benefit of qualifying employees determined annually by the Company's Board of Directors on a discretionary basis. The Company's Board of Directors voted to terminate the profit sharing plan effective December 31, 1993. Contributions, net of forfeitures, by the Company under these plans amounted to $611, $756 and $666 for the years ended December 24, 1993, December 30, 1994 and December 29, 1995, respectively, and $304 and $218 for the three months ended March 31, 1995 and March 29, 1996, respectively.

    During 1995, the Company started a deferred compensation plan for selected highly compensated employees who are not eligible to participate in the Company's 401(K) savings plan. The plan allows eligible employees to defer receipt of a portion (not less than 2 percent nor more than 10 percent) of their compensation. The Company provides a discretionary matching contribution of up to 25% of employee contributions up to 6 percent. In years when budget objectives are attained, the Company provides an additional 25% matching contribution. The matching contributions vest on a graduated scale from two to five years of service. The deferred compensation, along with the Company matching amounts and accumulated investment earnings, is accrued but unfunded. Such accrual amounted to $710 and $1,141 at December 29, 1995 and March 29, 1996, respectively. Contributions by the Company under this plan amounted to $149 and $108 for the year ended December 29, 1995 and the three months ended March 29, 1996, respectively.

10. STOCKHOLDERS' EQUITY AND STOCK OPTION PLANS

    STOCK OPTIONS -- The Company has three stock option plans: the 1993 Long-Term Executive Compensation Plan, the 1993 Stock Option Plan for Outside Directors and the 1994 Stock Option Plan for Franchisees, Licensees and Agents. Under the plans, options may be granted to outside directors, selected employees and franchisees, licensees and agents to purchase the Company's common stock for periods not to exceed ten years at a price that is not less than 100 percent of fair market value on the date of grant. Options under the Long-Term Executive Compensation Plan are exercisable (if certain

                       (IN THOUSANDS, EXCEPT SHARE DATA)

10. STOCKHOLDERS' EQUITY AND STOCK OPTION PLANS (CONTINUED) qualifying criteria are met) starting one year from the date of grant on a cumulative basis at the annual rate of 33 1/3 percent of the total number of optioned shares. Options under the Outside Directors Plan are exercisable in full one year after the date of grant. Options under the Franchisees, Licensees and Agents Plan are exercisable starting one year from the date of grant on a cumulative basis at an annual rate that varies during the first five years of the options' term at which time they become fully exercisable. In October, 1993, the Company reserved a total of 1,000,000 shares, and on May 11, 1995 an additional total of 350,000 shares, of common stock for issuance under the foregoing plans. On January 27, 1994, the first options under these plans were granted.

    As described in Note 3, prior to the merger Brandon had also adopted a stock option plan, under which 235,900 options to purchase its common shares were outstanding and unexercised at the date of the Merger. Such options were converted into options to purchase an aggregate of 207,592 shares of the Company's common stock at a price equivalent (after conversion) to the original grant price (which was not less than the estimated fair value of Brandon common stock at grant date). Changes under these plans for 1994 and 1995 giving retroactive effect to the conversion of the Brandon stock options upon their original grant dates were as follows:

                                                                       NUMBER           OPTION
                                                                      OF SHARES         PRICE
                                                                     -----------  ------------------
Options outstanding, December 24, 1993.............................      234,546    $ 1.14 - 12.65
Options granted....................................................      666,913    14.92 - 24.38
Options exercised..................................................      (60,648)    6.09 - 14.92
Options forfeited..................................................      (33,706)    6.09 - 20.00
                                                                     -----------
Options outstanding, December 30, 1994.............................      807,105     6.82 - 24.38
Options granted....................................................      375,085    22.16 - 33.00
Options exercised..................................................      (47,403)    9.09 - 23.13
Options forfeited..................................................      (71,076)   18.05 - 25.00
                                                                     -----------
Options outstanding, December 29, 1995.............................    1,063,711     6.82 - 33.00
Options granted....................................................      356,575    36.23 - 37.25
Options exercised..................................................      (29,449)    6.82 - 25.00
Options forfeited..................................................      (12,560)   18.05 - 37.25
                                                                     -----------
Options outstanding, March 29, 1996................................    1,378,277     6.82 - 33.00
                                                                     -----------
                                                                     -----------
Shares exercisable, March 29, 1996.................................      443,942     6.82 - 25.00
                                                                     -----------
                                                                     -----------
Shares reserved for future grants, March 29, 1996..................      105,684
                                                                     -----------
                                                                     -----------

    TREASURY STOCK -- On October 26, 1995, Brandon repurchased 100,000 shares of its common stock for $1,805. In 1990, Brandon's Board of Directors had authorized the repurchase of up to $2 million of common stock as market conditions may warrant. The aggregate number of shares repurchased through October 26, 1995 were 116,700 for a total consideration of $1,923. Such treasury stock was cancelled upon consummation of the merger.

    EMPLOYEE  STOCK PURCHASE AND DIVIDEND  REINVESTMENT AND STOCK PURCHASE PLANS
- -- Under the terms of Brandon's 1993 Employee Stock Purchase Plan, eligible employees could purchase Brandon's Common Stock through authorized payroll deductions. The Employee Stock Purchase and Dividend Reimbursement and Stock Purchase Plans were terminated upon consummation of the Merger.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

11. SHAREHOLDER RIGHTS PLAN
    On February 17, 1994, the Company's Board of Directors adopted a shareholder rights plan to deter coercive or unfair takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. Under the plan, a dividend of one right (a "Right") per share was declared and paid on each share of the Company's Common Stock outstanding on April 1, 1994. As to shares issued after such date, rights will automatically attach to them after their issuance.

    Under the plan, registered holders of each Right may purchase from the Company one one-hundredth of a share of a new class of the Company's Preferred Stock, $0.01 par value per share, at a price of $98.00, subject to adjustment, when the Rights become exercisable. The Rights become exercisable when a person or group of persons acquires 15% or more of the outstanding shares of the Company's Common Stock without the prior written approval of the Company's Board of Directors (an "Unapproved Stock Acquisition"), and after ten business days following the commencement of a tender offer that would result in an Unapproved Stock Acquisition. If a person or group of persons makes an Unapproved Stock Acquisition, the registered holder of each Right has the right to purchase, for the exercise price of the Right, a number of shares of the Company's Common Stock having a market value equal to twice the exercise price of the Right. Following an Unapproved Stock Acquisition, if the Company is involved in a merger, or 50% or more of the Company's assets or earning power are sold, the registered holder of each Right has the right to purchase, for the exercise price of the Right, a number of shares of the common stock of the acquiring company having a market value equal to twice the exercise price of the Right.

    After an Unapproved Stock Acquisition, but before any person or group of persons acquires 50% or more of the outstanding shares of the Company's Common Stock, the Board of Directors may exchange all or part of the then outstanding and exercisable Rights for Common Stock at an exchange ratio of one share of Common Stock per Right. Upon any such exchange, the right of any holder to exercise a Right terminates.

    The Company may redeem the Rights at a price of $0.01 per Right at any time prior to an Unapproved Stock Acquisition (and after such time in certain circumstances). The Rights expire on April 1, 2004, unless extended by the Board of Directors. Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of the Company, including the right to vote or to receive dividends. The issuance of the Rights alone has no dilutive effect and does not affect reported earnings per share.

12. ACQUISITIONS
    Effective December 1, 1995, Interim acquired the assets of Computer Power Group, a subsidiary of Australia-based Computer Power Group, Ltd., for $71 million in cash. Computer Power Group provides staffing and consulting services in a variety of information technology disciplines. This acquisition was accounted for under the purchase method of accounting. Accordingly, the operations of CPG are included in the supplemental consolidated statements of earnings from the date of acquisition. The excess of the purchase price over the fair value of the net tangible assets acquired (goodwill) was $56,618 and is being amortized over 40 years.

    During 1993, 1994 and 1995, the Company made certain other acquisitions which were accounted for under the purchase method of accounting. Their operations are included in the supplemental consolidated statements of earnings from the date of acquisition. Had the acquisitions during 1993 and 1994 taken place at the beginning of the year in which they occurred, pro forma operating results would not have been significantly different from those reported.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

12. ACQUISITIONS (CONTINUED)
    The following unaudited pro forma consolidated results of operations give effect to the acquisitions made during 1995 as though they occurred at the beginning of 1994 and 1995 with pro forma adjustments to give effect to amortization of goodwill, interest expense on additional borrowings used to fund the acquisitions, and other adjustments, together with income tax effects.

                                                                                   DEC. 30,     DEC. 29,
                                                                                     1994         1995
                                                                                  -----------  -----------
     Revenue....................................................................  $   806,178  $   969,652
     Net earnings...............................................................  $    17,706  $    23,974
     Net earnings per common and common equivalent shares.......................  $      1.15  $      1.53

    The unaudited pro forma information is not necessarily indicative either of results of operations that would have occurred had the purchases been made at the beginning of 1994 and 1995, or future results of the continued companies.

13. TRANSACTIONS WITH BLOCK
    The Company and Block, or an affiliate of Block, had engaged in the following transactions or are parties to the contracts or business relationships described below.

    DUE TO  BLOCK  --  Amounts due  to  Block  consisted of  cash  advances  for purchases of property and equipment, acquisitions, current income tax liabilities and fluctuating working capital needs, offset by payments made by the Company from its operating bank accounts. Block did not charge the Company interest expense on any balance due. During the year ended December 24,1993 the average balance of amounts due Block was $84,018.

    CAPTIVE INSURANCE PROGRAM -- The Company has historically purchased workers' compensation, general liability, errors and omissions, and property and casualty insurance from various insurance companies. The Company has purchased its workers' compensation insurance coverage and its general liability and errors and omissions insurance coverage from an insurance company that has a reinsurance agreement with an affiliate of Block commencing January 1, 1994 and June 1, 1993, respectively. Certain of the Company's franchisees also participate in the same insurance program. The premiums for coverages provided by the insurance company to the Company and its licensees for the years ended December 24, 1993, December 30, 1994 and December 29, 1995, aggregated $1,600, $3,300 and $1,400, respectively for general liability and errors and omissions coverage and $0, $14,600 and $5,600, respectively for workers' compensation coverage, subject to certain adjustments based on actual loss experience.

    BLOCK GUARANTEE OF FRANCHISE OBLIGATIONS -- For purposes of enabling the Company to register to sell franchises in certain states, Block guaranteed the performance of the Company's obligations as franchisor under its franchise agreements. Subsequent to the closing of the public offering, Block no longer guarantees the Company's obligations to new franchisees. Each previously existing guarantee will terminate at the end of the term of the applicable franchise agreement, with such termination of the guarantee being effective upon the granting of a renewal by the Company (or election by the franchisee to exercise its option to renew the franchise).

    INDEMNIFICATION AGREEMENT -- The Company and Block have entered into an Indemnification Agreement, whereby the Company has agreed to indemnify Block against losses incurred by Block arising from the conduct of the Company's business subsequent to January 27, 1994. This indemnification obligation includes any liability incurred by Block pursuant to Block's guarantee of the Company's obligation as franchisor under the Company's franchise agreements.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

14. COMMITMENTS
    Substantially all of the Company's operations are conducted in leased premises. The Company leases off-site corporate related office space and branch and regional processing center locations. Total lease expense for the years ended December 24, 1993, December 30, 1994 and December 29, 1995 was $7,399, $7,418 and $8,585, respectively, and $2,002 and $2,637 for the three months ended March 31, 1995 and March 29, 1996, respectively.

    Future minimum lease payments under noncancellable leases as of December 29, 1995 were as follows:

FISCAL YEAR ENDING
- --------------------------------------------------------------
1996..........................................................  $   8,846
1997..........................................................      6,954
1998..........................................................      5,150
1999..........................................................      3,689
2000..........................................................      2,356

15. CONTINGENCIES
    The Company in the ordinary course of its business is threatened with or named as a defendant in various lawsuits. It is not possible to determine the ultimate disposition of these matters; however, management is of the opinion that the final resolution of any threatened or pending litigation is not likely to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following is a tabulation of the quarterly results of operations for the years ended December 29, 1995 and December 30, 1994.

                                             MAR. 25,   JUNE 24,   SEP. 23,   DEC. 30,   MAR. 31,   JUNE 30,   SEP. 29,   DEC. 29,
                                               1994       1994       1994       1994       1995       1995       1995       1995
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Revenues...................................  $ 156,973  $ 164,410  $ 179,486  $ 203,827  $ 193,652  $ 203,444  $ 221,948  $ 245,203
Gross profit...............................     47,400     49,577     53,996     62,319     59,116     62,845     66,509     75,608
Earnings before taxes......................      6,722      8,373      9,550     10,839      8,465      9,628     11,304     12,407
Income taxes...............................      3,099      3,781      4,280      4,868      3,773      4,159      4,927      5,212
Net earnings...............................      3,623      4,592      5,270      5,971      4,692      5,469      6,377      7,195
Net earnings per
 common and common equivalent shares.......  $    0.24  $    0.30  $    0.34  $    0.38  $    0.30  $    0.35  $    0.41  $    0.46

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co. and Robert W. Baird & Co. Incorporated are acting as representatives, have severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                                            NUMBER OF
                                                                                            SHARES OF
                                      UNDERWRITER                                         COMMON STOCK
- ---------------------------------------------------------------------------------------  ---------------
Goldman, Sachs & Co....................................................................
Robert W. Baird & Co. Incorporated.....................................................

                                                                                         ---------------
    Total..............................................................................
                                                                                         ---------------
                                                                                         ---------------

    Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $ per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the
concurrent offer  and sale  of                   shares of  Common Stock  in  an
international offering outside of the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International and Robert W. Baird & Co. Incorporated.

    Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters has agreed that, as part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United
States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters named herein has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price less an amount not greater than the selling concession.

    The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the shares of Common Stock offered. The Company has granted the International Underwriters a similar option exercisable up to an aggregate of additional shares of Common Stock.

    The Company and the Selling Stockholders have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans, employee stock purchase plans, 401(k) plans or any other employee plans of similar nature, including, without limitations, any such plans for the benefit of directors or officers of the Company, which are described in the Prospectus, existing on the date of this Prospectus) which are substantially similar to the shares of Common Stock, without the prior written consent of the Representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

    The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

    The Company and the Selling Stockholders have severally agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             -----
Prospectus Summary......................
Risk Factors............................
The Company.............................
Use of Proceeds.........................
Price Range of Common Stock.............
Dividend Policy.........................
Capitalization..........................
Selected Consolidated Financial and
  Operating Data........................
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................
Business................................
Selling Stockholders....................
Description of Capital Stock............
Validity of Common Stock................
Experts.................................
Available Information...................
Incorporation of Certain Documents by
  Reference.............................
Supplemental Consolidated Financial
  Statements............................         F-1
Underwriting............................         U-1

                                         SHARES

                                     [LOGO]

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                 --------------

                                   PROSPECTUS

                                  -----------

                              GOLDMAN, SACHS & CO.

  ROBERT W. BAIRD & CO.
          Incorporated

                      REPRESENTATIVES OF THE UNDERWRITERS

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the Common Stock being registered less the portion thereof to be paid by the Selling Stockholders.

Securities and Exchange Commission registration fee..............  $  64,011
NASD filing fee..................................................     15,500
Accounting fees and expenses.....................................      *
Legal Fees and expenses..........................................      *
Printing and Engraving expenses..................................      *
Blue Sky fees and expenses.......................................      *
Transfer Agent and Registrar fees and expenses...................      *
Miscellaneous....................................................      *
Expenses payable by Selling Stockholders.........................      *
                                                                   ---------
    Total........................................................  $
                                                                   ---------
                                                                   ---------

- --------------
*To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

    SIXTH: (A) The Corporation shall indemnify to the fullest extent authorized or permitted by law (as now or hereafter in effect) any person made, or threatened to be made a party or witness to any action, suit or proceeding (whether civil or criminal or by or in the right of the Corporation) by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation or by reason of the fact that such director or officer, at the request of the Corporation, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity. Nothing contained herein shall affect any rights to indemnification to which employees other than directors and officers may be entitled by law. No amendment to or repeal of this paragraph (A) of Article Sixth shall apply to or have any effect on any right to indemnification provided hereunder with respect to any acts or omissions occurring prior to such amendment or repeal.

    (B) No director or shareholder of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for any breach of fiduciary duty as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which such director derived an improper personal benefit. No amendment to or repeal of this paragraph (B) of Article Sixth shall adversely affect any right or protection of any director of the Corporation existing at the time of such amendment to repeal for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

                              THE COMPANY'S BYLAWS

24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    (a) POWER TO INDEMNIFY IN ACTIONS, SUITS OR PROCEEDINGS OTHER THAN THOSE BY OR IN THE RIGHT OF THE CORPORATION. The corporation shall indemnify to the fullest extent authorized or permitted by law (as now or hereafter in effect) any person made, or threatened to be made, a party or witness to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she (or his or her testator or intestate) is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

    (b) POWER TO INDEMNIFY IN ACTIONS, SUITS OR PROCEEDINGS BY OR IN THE RIGHT OF THE CORPORATION. The corporation shall indemnify to the fullest extent authorized or permitted by law (as now or hereafter in effect) any person made, or threatened to be made a party or witness to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she (or his or her testator or intestate) is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), and, if and to the extent permitted by applicable law, judgments, penalties, and amounts to paid in settlement, incurred by him or her in connection with defending, investigating, preparing to defend, or being prepared to be a witness in, such action, suit, proceeding or claim if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless (and only to the extent that) the Court of Chancery or the court in which such action, suit, proceeding or claim was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses and amounts which the Court of Chancery or such other court shall deem proper.

    (c)  AUTHORIZATION OF INDEMNIFICATION.

    (1) Any indemnification under Section 24 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in
Section 24(a) or (b), as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or
(iii) by the stockholders; provided, however, that if a Change in Control (as defined in Section 24(c)(3)) has occurred and the person seeking indemnification so requests, such determination shall be made in a written opinion rendered by independent legal counsel chosen by the person seeking indemnification and not reasonably objected to by the Board of Directors (whose fees and expenses shall be paid by the corporation). To the extent, however, that a director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) incurred by him or her in connection therewith, without the necessity of authorization in the specific case.

    (2) For purposes of the proviso to the second sentence of Section 24(c)(1), "independent legal counsel" shall mean legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or the person seeking indemnification within the previous three years.

    (3) A "Change in Control" shall mean a change in control of the corporation of a nature that would be required to be reported in response to Item 5(f) of
Schedule 14A of Regulation 14A promulgated under the Exchange Act, whether or not the corporation is then subject to such reporting requirement; provided that, without limitation, such a change in control shall be deemed to have occurred if (i) any "person" (as such term is used in Section 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the corporation or a corporation owned directly or indirectly by the stockholders of the corporation in substantially the same proportions as their ownership of stock of the corporation, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange
Act), directly or indirectly, of securities of the corporation representing thirty percent (30%) or more of the total voting power represented by the corporation's then outstanding shares of capital stock entitled to vote (the "Voting Securities"), or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the corporation and any new director whose election by the Board of Directors or nomination for election by the corporation's stockholders who approved by a vote of at least two-thirds ( 2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or (iii) the stockholders of the corporation approve a merger or consolidation of the corporation with any other corporation, other than a merger or consolidation which would result in any Voting Securities of the corporation outstanding or by being converted into any voting securities of the surviving entity) at least eighty percent (80%) of the total voting power represented by all Voting Securities of the corporation or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the corporation approve a plan of complete liquidation of the corporation or an agreement for the sale or disposition by the corporation of (in one transaction or a series of transactions) all or substantially all of the corporation's assets.

    (d) GOOD FAITH DEFINED. For purposes of any determination under Section 24(c), a person shall be deemed to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his or her conduct was unlawful, if his or her action is based on the records or on information supplied to him or her by the officers of the corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the corporation or another enterprise or on information or records given or reports made to the corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the corporation or another enterprise. The term "another enterprise" as used in this Section 24(d) shall mean any other corporation or any partnership, joint venture, trust or other enterprise of which such person is or was serving at the request of the corporation as a director or officer. The provisions of this Section 24(d) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 24(a) or (b), as the case may be.

    (e) RIGHT TO INDEMNIFICATION UPON APPLICATION; PROCEDURE UPON APPLICATION, ETC. Except as otherwise provided in the proviso to Section 24(b):

        (1) Any indemnification under Section 24(a) or (b) shall be made no later than 30 days after receipt by the corporation of the written request of the director or officer or former director or officer unless a determination is made within said 30-day period in accordance with Section 24(c) that such person has not met the applicable standard of conduct set forth in Sections 24(a) and (b).

        (2) The right to indemnification under Section 24(a) or (b) or advances under Section 24(f) shall be enforceable by the director or officer or former director or officer in any court of competent jurisdiction. The burden of proving that indemnification is not appropriate shall be on the corporation. Neither the absence of any prior determination that indemnification is proper in the circumstances, nor a prior determination that indemnification is not proper in the circumstances shall be a defense to the action or create a presumption that the director or officer or former director or officer has not met the applicable standard of conduct. The expenses (including attorneys' fees and expenses) incurred by the director or officer or former director or officer in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action (or in any action or claim brought by him to recover under any insurance policy or policies referred to in Section 24(i)) shall also be indemnified by the corporation.

        (3) If any person is entitled under any provision of this Section 24 to indemnification by the corporation for some or a portion of expenses, judgments, fines, penalties or amounts paid in settlement incurred by him or her, but not, however, for the total amount thereof, the corporation shall nevertheless indemnify such person for the portion of such expenses, judgments, fines, penalties and amounts to which he is entitled.

    (f) EXPENSES PAYABLE IN ADVANCE. Expenses incurred in defending or investigating a threatened or pending action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is or she is not entitled to be indemnified by the corporation as authorized in this
Section 24; provided, however, that if he or she seeks to enforce his or her rights in a court of competent jurisdiction pursuant to Section 24(e)(2), said undertaking to repay shall not be applicable or enforceable unless and until there is a final court determination that he or she is entitled to indemnification as to which all rights of approval have been exhausted or have expired.

    (g) NON-EXCLUSIVITY OF INDEMNIFICATION AND ADVANCEMENT OF EXPENSES. The indemnification and advancement of expenses provided by or granted pursuant to this Section 24 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, it being the policy of the corporation that indemnification of the persons specified in Sections 24(a) and (b) shall or may, as the case may be, be made to the fullest extent permitted by law. The provisions of this Section 24 shall not be deemed to preclude the indemnification of any person who is not specified in Sections 24(a) and (b) but whom the corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise. The Corporation may enter into written agreements, approved by a majority of the Directors, which include all or any of the indemnity provisions required or permitted by this Section 24.

    (h) INSURANCE. The corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his status as such, whether or not the corporation would have the power or the obligation to indemnify him or her against such liability under the provisions of this Section 24.

    (i) MEANING OF "CORPORATION" FOR PURPOSES OF SECTION 24. For purposes of this Section 24, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers so that any person who is or was a director or officer of such constituent corporation, or is or was serving at the request of such constituent corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 24 with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

    (j) SURVIVAL OF INDEMNIFICATION AND ADVANCEMENT OF EXPENSES. The indemnification and advancement of expenses provided by, or granted pursuant to, this Section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

    STATUTORY

    Generally, Section 145 of the General Corporation Law of the State of Delaware authorizes Delaware corporations, under certain circumstances, to indemnify their officers and directors against all expenses and liabilities (including attorneys' fees) incurred by them as a result of any suit brought against them in their capacity as a director or an officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A director or officer may also be indemnified against expenses incurred in connection with a suit by or in the right of the corporation if such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corporation.

    UNDERWRITING AGREEMENT

    The Underwriting Agreement provides that the Underwriter shall indemnify each director of the Company, each officer of the Company who signed this Registration Statement, each person who controls the Company, and the Selling Stockholders, for certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS

    (A)  EXHIBITS

  EXHIBIT
  NUMBER                                                EXHIBIT NAME                                                NOTE
- -----------  --------------------------------------------------------------------------------------------------     -----
       1.1   Form of Underwriting Agreement (U.S. Version).....................................................         (1)
       1.2   Form of Underwriting Agreement (International Version)............................................         (1)
       2.1   Agreement and Plan of Merger......................................................................         (2)
       4.1   Articles  Fourth, Fifth, Seventh, Eighth and Tenth of the Restated Certificate of Incorporation of
              the Company......................................................................................         (3)
       4.2   Sections Four through Twelve and Thirty-Five through Forty-One of the Bylaws of the Company.......         (3)
       4.3   Form of Stock Certificate.........................................................................         (4)
       4.4   Rights Agreement, as amended, dated as of April 1, 1994, by and between the Company and  Boatmen's
              Trust Company....................................................................................         (5)
       5.1   Opinion of Bryan Cave LLP ........................................................................         (1)
      15.1   Letter regarding Unaudited Interim Financial Information..........................................         (1)
      23.1   Consent of Bryan Cave LLP (to be included in Exhibit 5.1).........................................         (1)
      23.2   Consent of Deloitte & Touche LLP..................................................................           *
      24.1   Power of Attorney (included on signature page)....................................................           *
      27.1   Financial Data Schedule...........................................................................           *
      99.1   Schedule II -- Valuation and Qualifying Accounts..................................................           *

- --------------
(1) To be filed by amendment.

(2) This Exhibit is filed as an Exhibit to the Company's Proxy Statement/ Prospectus, dated April 24, 1996 and is incorporated herein by reference.

(3) These Exhibits are filed as Exhibits to the Company's Form S-1, Amendment No. 2, dated January 12, 1994, SEC Registration No. 33-71338, and are incorporated herein by reference.

(4) This Exhibit is filed as an Exhibit to the Company's Form 10-K for the fiscal year ended March 25, 1994, and is incorporated herein by this reference.

(5) This Exhibit is filed as an Exhibit to the Company's Form 8-A, dated April 11, 1994, SEC Registration No. 0-23198, and is incorporated herein by reference.

 *  Filed herewith.

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (2) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on the 26th day of July, 1996.

                                          INTERIM SERVICES INC.

                                          By:

                                             -----------------------------------
                                                        Raymond Marcy
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

                               POWER OF ATTORNEY

    Each person whose signature appears below appoints Raymond Marcy, John B. Smith, and Kendrick T. Wallace, and each of them, any of whom may act without the joiner of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign this Registration Statement and any and all amendments (including post-effective amendments) to this Registration Statement or a Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necesssary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virture hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ---------------------------------------  ----------------

     -------------------------------------------                       Director                   July 26, 1996
                   Steven S. Elbaum

     -------------------------------------------                       Director                   July 26, 1996
                   William F. Evans

     -------------------------------------------                       Director                   July 26, 1996
                  Jerome B. Grossman

     -------------------------------------------                       Director                   July 26, 1996
                   Cinda A. Hallman

     -------------------------------------------                       Director                   July 26, 1996
                   J. Ian Morrison

                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ---------------------------------------  ----------------

     -------------------------------------------                       Director                   July 26, 1996
                  Allen C. Sorensen

     -------------------------------------------                       Director                   July 26, 1996
                    Harold Toppel

     -------------------------------------------                       Director                   July 26, 1996
                  A. Michael Victory

     -------------------------------------------        President, Chief Executive Officer and    July 26, 1996
                    Raymond Marcy                       Director (principal executive officer)

                                                        Executive Vice President and Chief
     -------------------------------------------        Financial Officer (principal financial    July 26, 1996
                    Roy G. Krause                       officer)

     -------------------------------------------        Financial Vice President and Treasurer    July 26, 1996
                     Paul Haggard                       (principal accounting officer)

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                                                EXHIBIT NAME                                                NOTE
- -----------  --------------------------------------------------------------------------------------------------     -----
       1.1   Form of Underwriting Agreement (U.S. Version).....................................................         (1)
       1.2   Form of Underwriting Agreement (International Version)............................................         (1)
       2.1   Agreement and Plan of Merger......................................................................         (2)
       4.1   Articles  Fourth, Fifth, Seventh, Eighth and Tenth of the Restated Certificate of Incorporation of
              the Company......................................................................................         (3)
       4.2   Sections Four through Twelve and Thirty-Five through Forty-One of the Bylaws of the Company.......         (3)
       4.3   Form of Stock Certificate.........................................................................         (4)
       4.4   Rights Agreement, as amended, dated as of April 1, 1994, by and between the Company and  Boatmen's
              Trust Company....................................................................................         (5)
       5.1   Opinion of Bryan Cave LLP ........................................................................         (1)
      15.1   Letter regarding Unaudited Interim Financial Information..........................................         (1)
      23.1   Consent of Bryan Cave LLP (to be included in Exhibit 5.1).........................................         (1)
      23.2   Consent of Deloitte & Touche LLP..................................................................           *
      24.1   Power of Attorney (included on signature page)....................................................           *
      27.1   Financial Data Schedule...........................................................................           *
      99.1   Schedule II -- Valuation and Qualifying Accounts..................................................           *

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(1) To be filed by amendment.

(2) This Exhibit is filed as an Exhibit to the Company's Proxy Statement/ Prospectus, dated April 24, 1996 and is incorporated herein by reference.

(3) These Exhibits are filed as Exhibits to the Company's Form S-1, Amendment No. 2, dated January 12, 1994, SEC Registration No. 33-71338, and are incorporated herein by reference.

(4) This Exhibit is filed as an Exhibit to the Company's Form 10-K for the fiscal year ended March 25, 1994, and is incorporated herein by this reference.

(5) This Exhibit is filed as an Exhibit to the Company's Form 8-A, dated April 11, 1994, SEC Registration No. 0-23198, and is incorporated herein by reference.

 *  Filed herewith.